Exhibit 99.1

Subscription Agreement for [ABSAs]/[PFW-BSAs]

INVENTIVA S.A.

50, rue de Dijon

21121 Daix

France

The undersigned, [•] [acting in the name and on behalf of the investment funds it represents or advises listed hereafter] (the “Subscriber”) hereby confirms its agreement with you as follows:

1.	This Subscription Agreement (including the annexes attached hereto, the “Agreement”) is made as of the date set forth below between Inventiva S.A., a société anonyme organized under the laws of the French Republic, with a share capital of €966,623.91, consisting of 96,662,391 ordinary shares of €0.01 nominal value each (the “Ordinary Shares” and each, an “Ordinary Share”), and registered with the Commerce and Companies Registry of Dijon under the number 537 530 255 (the “Company”), and the Subscriber.

2.	Pursuant to resolutions 33 and 49 adopted by Company’s shareholders at the general meeting held on December 11, 2024 (the “General Meeting”) and the decisions adopted by the board of directors on 2, May 2025, the Company has decided to issue, without shareholders’ preferential subscription rights, to the investors named in the resolutions 34 to 48, 42,488,883 shares with warrants attached (the “ABSAs”) and to the investors named in the resolutions 50 to 57, 43,437,036 pre-funded warrants to purchase up to 43,437,036 shares with warrants attached (the “PFW-BSAs”).

Each ABSA consists of (i) one (1) Ordinary Share (each, a “New Share” and collectively, the “New Shares”) to which are attached (ii) one (1) warrant to subscribe initially for 0.9 Ordinary Shares (to be issued), at a price of €1.50 per new Ordinary Share, with a maturity until 30 July 2027 and including an issuance premium of €1.49 (each, a “Warrant”), for a subscription price of €1.35 per ABSA (the “Subscription Price”).

Each PFW-BSA consists of (i) one (1) pre-funded warrant (each a “Pre-Funded Warrant” and collectively, the “Pre-Funded Warrants”) to subscribe initially for one (1) Ordinary Share (each a “PFW Share” and collectively, the “PFW Shares”) at an exercise price of €0.01 per PFW Share , to which are attached (ii) one (1) Warrant, for a subscription price of €1.34 per PFW-BSA (the “Pre-Funded Subscription Price”) .

The Ordinary Shares issued upon exercise of the Warrants are referred to, collectively, as the “Warrant Shares”.

The terms and conditions of the Warrants (the “Terms and Conditions of the Warrants”) are attached hereto as Exhibit A.

The terms and conditions of the Pre-Funded Warrants (the “Terms and Conditions of the Pre-Funded Warrants”) are substantially similar to the ones issued on October 17, 2024 by the Company, save for the issuance date, the maturity date and the lockup and transfer restrictions, and with any other amendments as agreed in good faith by the Company and the Subscribers.

The issuance of the New Shares will result in an immediate capital increase of €57,359,992.05 (divided into a nominal amount of €424,888.83 and a total issuance premium of €56,935,103.22) and the issuance of the PFW-BSAs will result in gross proceeds of €58,205,628.24, to be subscribed for by the Subscriber and the Other Subscribers (as defined in the Terms and Conditions for Subscription of ABSAs, attached hereto as Annex I-A). The Company shall receive an aggregate amount equal to €[115,565,620.29] representing (i) the Subscription Price for the New Shares and (ii) the Pre-Funded Subscription Price for the Pre-Funded Warrants, from the Subscribers.

3.	The New Shares, the Pre-Funded Warrants, the PFW Shares, the Warrants, and the Warrant Shares, collectively are referred to herein as the “Securities.”

4.	The Company and the Subscriber agree that the Subscriber will subscribe for a number of [ABSAs]/[PFW-BSAs] set forth below from the Company and, in turn, the Company, promptly upon receipt of the aggregate amount set forth above, will issue such [ABSAs]/[PFW-BSAs] to the Subscriber. The [ABSAs]/[PFW-BSAs] shall be subscribed for pursuant to, and the manner of settlement shall be as set forth in, the Terms and Conditions for Subscription of [ABSAs]/[PFW-BSAs] attached hereto as Annex I-A and incorporated herein by reference as if fully set forth herein. It is specified that this Agreement comprises (i) the Terms and Conditions for Subscription of [ABSAs]/[PFW-BSAs] attached hereto as Annex I-A and (ii) the Terms and Conditions of the Warrants attached hereto as Exhibit A [as well as (iii) the Terms and conditions of the Pre-Funded Warrants attached hereto as Annex I-B].

5.	The Company and the Subscriber agree that the Subscriber will subscribe, and the Company will issue to the Subscriber, the [ABSAs]/[PFW-BSAs] as follows:

Number of [ABSAs]/[PFW-BSAs] (please hand-write the following below: “good for commitment to subscribe for [(insert number of [ABSAs]/[PFW-BSAs] subscribed in letters) (insert number of [ABSAs]/[PFW-BSAs] subscribed in numbers)] [ABSAs]/[PFW-BSAs].”)1:

Subscription Price per [ABSA]/[Pre-Funded Subscription Price per PFW-BSAs] (including premium): € _______________________

Aggregate Subscription Price (including premium) to be paid by the Subscriber (the “Subscriber Aggregated Subscription Price”): €__________________________________________________________________________________________________________________

The Subscriber Aggregated Subscription Price will be paid in euros to the Company’s account opened in the books of Société Générale Securities Services (copied below) as set forth in Section 3.2 of Annex I-A.

[•]

1  French law requirement: The Investor shall include a handwritten note after signature block “valuable for [number of [ABSAs]/[PFW-BSAs] subscribed in letters] (number of [ABSAs]/[PFW-BSAs] subscribed in numbers) [ABSAs]/[PFW-BSAs].”

We acknowledge that we received a copy of this Agreement, including the Annexes and Exhibits hereto.

Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: _______________, 2025

SUBSCRIBER

By:

Print Name:

Title:

Address:

Please insert the following in case of execution of the Agreement by a management company on behalf of investment funds

Name(s) of the investment funds represented by the Subscriber and number of [ABSAs]/[PFW-BSAs] subscribed by each of them:

________________________________ for _________________________________ [ABSAs]/[PFW-BSAs]

________________________________ for _________________________________ [ABSAs]/[PFW-BSAs]

________________________________ for _________________________________ [ABSAs]/[PFW-BSAs]

________________________________ for _________________________________ [ABSAs]/[PFW-BSAs]

Annexes and Exhibits:

-	Annex I-A:	Terms and conditions for the subscription of the [ABSAs]/[PFW-BSAs]

o	Exhibit A	Terms and Conditions of the Warrants

o	Exhibit B	Form of Notice

-	[Annex I-B:	Terms and conditions of the Pre-Funded Warrants]

[SUBSCRIPTION AGREEMENT SIGNATURE PAGE]

Agreed and Accepted

____________________, 2025:

INVENTIVA S.A.

By:
Name:	Frédéric Cren
Title:	Chief Executive Officer

ANNEX I-A

TERMS AND CONDITIONS FOR THE SUBSCRIPTION OF [ABSAs]/[PFW-BSAs]

1.	Authorization and Issue of the [ABSAs]/[PFW-BSAs]

Subject to these terms and conditions (the “Terms and Conditions”), the Company has duly authorized the issuance of (i) 42,488,883 ABSAs, each consisting of 42,488,883 New Share and 42,488,883 Warrant attached and (ii) 43,437,036 PFW-BSAs each consisting of 43,437,036 Pre-Funded Warrant and 43,437,036 Warrant attached (together, the “Transaction”).

Subject to the Terms and Conditions of the Warrants, each Warrant shall entitle the Subscriber to subscribe for 0.9 new Ordinary Share of the Company.

2.	Agreement to Issue and Subscribe for the [ABSAs]/[PFW-BSAs]

2.1	At the Closing Date (defined below), the Company will issue, subject to the conditions referred to in Sections 3.2(a) and 3.3 below, to the Subscriber, and the Subscriber will subscribe, subject to the conditions referred to in Sections 3.2(b) and 3.3 below, in consideration for the payment of the Subscriber Aggregated Subscription Price therefor set forth in the Agreement, the number of [ABSAs]/[PFW-BSAs] set forth in the Agreement to which the Terms and Conditions for Subscription of [ABSAs]/[PFW-BSAs] are attached as Annex I-A.

2.2	The Company will enter into this same form of Subscription Agreement with other investors (the “Other Subscribers”) in connection with the Transaction and will complete the issuance of ABSAs (or PFW-BSAs, as applicable) to such Other Subscribers on the terms set forth herein. The Subscriber and the Other Subscribers are hereinafter sometimes collectively referred to as the “Subscribers” and this Agreement and the Subscription Agreements executed by the Other Subscribers are hereinafter sometimes collectively referred to as the “Agreements”.

2.3	The Subscriber acknowledges that the Company intends to pay J.P. Morgan Securities LLC, TD Securities (USA) LLC, Guggenheim Securities, LLC and LifeSci Capital LLC (the “Placement Agents”) certain placement fees in respect of the sale of ABSAs and PFW-BSAs to the Subscribers. The Company has entered into an Engagement Letter with the Placement Agents that contains certain customary representations, warranties, covenants and agreements of the Company for the benefit of the Placement Agents alone.

3.	Closing and Transfer of the [ABSAs]/[PFW-BSAs] and Funds

3.1	Closing

The time and date of closing shall be no later than 2:00pm (CEST) on May 7, 2025, which is three (3) Business Days following the date of the decisions of the Board of Directors held on May 2, 2025 deciding the issue of the ABSAs and the PFW-BSAs, or such later date as agreed by the Company and the Subscriber (the “Closing Date”). For purposes of this Agreement, the term “Business Day” shall mean a weekday on which banks are open for general banking business in the United States and France.

The Company has designated Société Générale Securities Services as “banque centralisatrice” (the “Centralizing Bank”) to receive the subscriptions and payment of the Subscriber Aggregated Subscription Price (i.e. the Subscription Price for the ABSAs and the Pre-Funded Subscription Price for the PFW-BSAs) and the Subscription Price for the ABSAs and the Pre-Funded Subscription Price for the PFW-BSAs being subscribed by the Other Subscribers in accordance with Section 3.3 below.

3.2	Conditions to Closing

(a)	Conditions to the Company’s Obligations

At the Closing Date, the Company’s obligation to issue the [ABSAs]/[PFW-BSAs] to the Subscriber will be subject to: (i) the receipt by the Company of the relevant statement of account (attestation d’inscription en compte) relating to the shares and/or pre-funded warrants issued by the Company on October 11, 2024 and December 13, 2024 (the “T1 Shares” and the “T1 PFW” and the “T1 bis Shares” and “T1 bis PFW” respectively) either (x) owned by the Subscriber or (y) owned by an authorized transferee as detailed in the subscription agreements related to such T1 Shares and/or T1 PFW and T1 bis Shares and/or T1 bis PFW (the “T1 / T1 PFW Subscription Agreement” and the “T1 bis / T1 bis PFW Subscription Agreement”) dated no more than five (5) Business Days prior to the Closing Date, (ii) the receipt by the Centralizing Bank of the documentation necessary for the “know you customer” process, if necessary, (iii) the receipt in a dedicated augmentation de capital bank account opened at the Centralizing Bank, the details of which are set forth in the signature page of this Agreement of the aggregate amount equal to the Subscriber Aggregated Subscription Price (i.e. the Subscription Price for the ABSAs and the Pre-Funded Subscription Price for the PFW-BSAs) and the Subscription Price for the ABSAs and the Pre-Funded Subscription Price for the PFW-BSAs being subscribed for by the Other Subscribers in an aggregate amount equal to €115,565,620.29 and (iv) the representations and warranties of the Subscriber contained in Section 6.1 being true and correct in all material respects as of the Closing Date.

Without prejudice to the last paragraph of Section 3.2(b), in the event of a failure to subscribe the ABSAs or PFW-BSAs, as applicable by any Subscriber, the Company undertakes to offer to the other Subscribers the right to subscribe to a number of additional ABSAs or PFW-BSAs, as applicable, not subscribed by the defaulting Subscriber as determined by such other Subscribers, in their sole discretion, which will be allocated pro rata the number of T1 Shares (and/or T1 PFW if applicable), T1 bis Shares (and/or T1 bis PFW if applicable) subscribed by each Subscriber on October 11, 2024 and December 13, 2024 willing to subscribe to such additional ABSAs or PFW-BSAs, as applicable. In that case, the Closing Date may be postponed by seven (7) Business Day in order to organize the additional subscription of the Other Subscribers.

(b)	Conditions to the Subscriber’s Obligations

At the Closing Date, the Subscriber’s obligation to subscribe for the ABSAs will be subject to (i) the receipt of a certified copy of (x) the minutes of the General Meeting of the resolutions approving the issuance of the ABSAs and the PFW-BSAs and the resolutions and decisions relating to the Company’s governance (referred to in Section 5.7 of the T1 / T1 PFW Subscription Agreement as amended by the T1 bis / T1 bis PFW Subscription Agreement) and (y) the decisions of the Board of Directors dated 2 May 2025 authorizing the issuance of the ABSAs and the PFW-BSAs and the entry into this Agreement between the Company and the Subscriber, (ii) the publication on the Company’s website of an information document, with standardized content, as defined in Annex IX of the regulation EU 2017/1129, (iii) no clinical hold having been recommended by the Data and Safety Monitoring Board (the “DSMB”) of NATiV3, (iv) the randomization of the last patient in the main cohort of NATiV3 having taken place on or before April 30, 2025 as announced by the Company following a press release published on April 1st, 2025, (v) at the time of completion of enrollment in NATiV3, the study discontinuation rate prior to week 72 was less than 30% (conditions (iii) to (v), the “Tranche 2 Event”), (vi) no material adverse change (defined as any event, violation, or circumstance, individually or in the aggregate, that had or could reasonably have a material adverse effect on any steps of the clinical development of lanifibranor, or the manufacture of the new drug for its commercial launch, or with respect to the Company’s ability to successfully achieve the NATiV3 trial or to obtain from the Food and Drug Administration (FDA) the required authorizations) having occurred between October 11, 2024 and the date of this Agreement and again between the date of this Agreement and the Closing Date, (vii) the accuracy of the representations and warranties of the Company contained in Section 5.1 below as of the date hereof and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be accurate as of such specified date) and (viii) the fulfillment of the undertakings of the Company to be fulfilled on or prior to the Closing Date. At the latest three (3) Business Days prior to the Closing Date, and again at the Closing Date, the Company shall inform the Subscribers if any of the above conditions precedent (or the condition precedent referred to in Section 3.3) is not satisfied as of such date.

These conditions are to the benefit of the Subscribers which may decide to waive one or more of them (or in the case of condition (vi) above, confirm, based on a certificate provided by the Company, that no material adverse change has occurred) with the consent of the Subscribers representing 60% of the aggregate of all ABSA and PFW-BSAs to be subscribed (the “Waiver”), assessed based on the then outstanding obligation of each Subscriber regarding the subscription of ABSAs and PFW-BSAs. The Waiver shall be notified by such Subscribers to the Company at the latest one Business Day prior to the Closing Date. Upon receipt, the Company shall notify all Subscribers of the Waiver in accordance with Section 8.

In the event that the Company has not received an aggregate amount equal to €[115,565,620.29] at the Closing Date, representing (i) the Subscriber Aggregated Subscription Price and (ii) the Subscription Price for the ABSAs and the Pre-Funded Subscription Price for the PFW-BSAs, being subscribed for by the Other Subscribers, the Subscriber Aggregated Subscription Price shall be returned to the Subscriber within four (4) Business Days following the Closing Date and the Subscriber will have the right to terminate the Agreement, unless otherwise agreed by the Subscribers representing 60% of the aggregate of all ABSAs and PFW-BSAs to be subscribed (excluding the ABSAs and PFW-BSAs for which the Subscription Price or Pre-Funded Subscription Price has not been received in accordance with this paragraph) (the “Majority Decision”). The Majority Decision shall be notified by such Subscribers to the Company at the latest on the Closing Date. Upon receipt, the Company shall notify all Subscribers of the Majority Decision in accordance with Section 8.

3.3	Conditions to either Party’s performance

The Company’s and the Subscriber’s obligation to issue and subscribe for, the [ABSAs]/[PFW-BSAs] will also be subject to the following condition precedent: no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the subscription or issue of the ABSAs, the PFW-BSAs (including, for the sake of clarity, for purposes of the Terms and Conditions, any component thereof) or the Warrant Shares.

3.4	Delivery of Funds

No later than 11:00pm (CEST) two Business Days before the Closing Date, the Subscriber shall wire transfer the Subscriber Aggregated Subscription Price to the account opened in the books of the Centralizing Bank and shall notify (email being sufficient) the Company and the Centralizing Bank of (i) the account from which the Subscriber Aggregated Subscription Price will be wired to the account of the Centralizing Bank and (ii) the account or accounts to be credited with the New Shares and/or the Pre-Funded Warrants being subscribed by them, including providing Euroclear instructions as appropriate. Such notification should have been made prior to the date of this Agreement.

The account of the Company to which the Subscriber Aggregated Subscription Price shall be wired is set forth in the signature page of this Agreement. By executing this Agreement, the Subscriber irrevocably instructs the Centralizing Bank to accept delivery of, the subscription monies from its settlement account to the augmentation de capital bank account opened at the Centralizing Bank in its books in the name of the Company upon notice from the Company to the Centralizing Bank, with a copy to the Subscriber, that (i) the conditions to the closing of the Transaction have been satisfied or waived and (ii) the entire aggregate subscription price for all the Other Subscribers have been received by the Centralizing Bank.

3.5	Delivery of [ABSAs]/[PFW-BSAs]

On the Closing Date, subject to and upon receipt of the aggregate subscription amounts for the ABSAs and PFW-BSAs from each Subscriber and the receipt by the Company of the depositary certificate (certificat du dépositaire des fonds) in accordance with Article L. 225-146 of the French Commercial Code from the Centralizing Bank confirming receipt of payment of the aggregate amount of the subscription monies for the New Shares subscribed by such Subscribers, (i) the New Shares and the Pre-Funded Warrants will be created and delivered to the account specified by each Subscriber (only required if election is made to have the [New Shares]/[Pre-Funded Warrants] registered in bearer form (au porteur)) pursuant to the information provided by the Subscriber prior to the date of this Agreement or pursuant to any other means through Euroclear France and (ii) the Warrants will be created and delivered by way of registration in the books of the Company held by the Centralizing Bank, as provided in the last paragraph of this Section.

On the Closing Date, the Company shall register, or cause to be registered by the Centralizing Bank, under the name of the Subscriber either (i) on registered form (au nominatif) (including administered registered form (nominatif administré)) in the securities account opened in the name of the Subscriber in the books of the Centralizing Bank (and, if held in administered registered form, of the Subscriber’s financial intermediary), or (ii) in bearer form (au porteur), the number of [New Shares]/[Pre-Funded Warrants] subscribed by the Subscriber. At least one (1) Business Day after the Closing Date, a notice confirming the registration of the [New Shares]/[Pre-Funded Warrants] in the books of the Company held by the Centralizing Bank shall be delivered to the Subscriber if he elects to have its [New Shares]/[Pre-Funded Warrants] held in pure registered form (au nominatif pur).

On the Closing Date, the Company shall register, or cause to be registered by the Centralizing Bank, under the name of the Subscriber in pure registered form (au nominatif pur) the number of Warrants subscribed by the Subscriber. At least one (1) Business Day after the Closing Date, a notice confirming the registration of the Warrants in the books of the Company held by the Centralizing Bank shall be delivered to the Subscriber.

4.	Exemption of a French Listing Prospectus

The Company, for the purpose of listing the New Shares, the PFW Shares issuable upon exercise of the Pre-Funded Warrants and the Warrant Shares issuable upon exercise of the Warrants, on the regulated market of Euronext Paris (“Euronext”) is exempt from the requirement to file with the Autorité des marchés financiers (the “AMF”) a French-language listing prospectus, but has prepared in compliance with the applicable legal and regulatory requirements an information document, with standardized content, as defined in Annex IX of the regulation EU 2017/1129 which will be available on the Company’s website.

The Company shall provide to the Subscriber a copy of the notice issued by Euronext relating to the listing of the New Shares, the Warrant Shares and the PFW Shares on Euronext upon receipt of such notice.

5.	Representations, Warranties and Undertakings of the Company

5.1	The Company represents and warrants to the Subscriber, as of the date hereof and as of the Closing Date, that:

(a)	Organization and Standing. The Company is a corporation duly organized and validly existing under the laws of France and has all requisite corporate power and authority to conduct its businesses in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification (except in respect to such conduct of business that the failure to be so qualified or be in good standing would not have a Material Adverse Effect) as currently conducted and as currently proposed to be conducted and as described in the universal registration document (Document d'Enregistrement Universel) filed with the AMF under number D.25-0265 on April 15, 2025, without prior authorization of the AMF (the “Universal Registration Document”), the annual report on the Form 20-F filed with the U.S. Securities and Exchange Commission on April 15, 2025 (the “Form 20-F” and together with the Universal Registration Document, the “Annual Report”) and any press releases issued by the Company since the publication of the Annual Report, (the “Press Releases” and, together with the Annual Report, the “Company Public Information”).

In this Agreement, “Material Adverse Effect” means any event, violation, or circumstance, individually or in the aggregate that had or could reasonably be expected to have a material adverse effect on the Company’s equity, business, assets, operations, properties, liabilities or conditions (financial or otherwise), individually or in the aggregate, whether or not arising from transactions in the ordinary course of business, or on the Company’s ability to consummate the Transaction.

(b)	Corporate Power, Authorization. The issuance of the ABSAs and the PFW-BSAs (and, for the sake of clarity, the New Shares, the Pre-Funded Warrants, the Warrants, the Warrant Shares and the PFW Shares) has been duly authorized by the Company’s shareholders pursuant to the resolutions 33 to 57 passed at the General Meeting and by the Board of Directors on May 2, 2025. Where relevant, the entry into the Agreement have been duly authorized by the Board of Directors on May 2, 2025 pursuant to article L. 225-38 of the French commercial code. The Company has the legal capacity and power to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws affecting creditors’ rights generally.

(c)	No Insolvency Proceedings. The Company and its Affiliate are not (i) insolvent (en état de cessation des paiements), (ii) subject to a resolution which has been passed or meeting convened for its winding-up (dissolution) (iii) subject to any mandat ad hoc or any safeguard (sauvegarde), (including accelerated safeguard (sauvegarde accélérée) bankruptcy, liquidation or equivalent proceedings under any applicable insolvency law, and no filing has been made for the opening of any such proceeding in relation to the Company; and no action, proceedings or other step or action have been taken in relation to any of the above or suspension or stoppage of payments of the Company or any of its Affiliates or a general moratorium of any of their indebtedness with its creditors.

No liquidator, receiver, administrator, administrative receiver, provisional administrator, compulsory manager or other similar officer, mandataire ad hoc, in respect of the Company, any of its Affiliates or any of its or their assets has been appointed.

In this Agreement, “Affiliate” means, with respect to the Company, any other person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by or is under common Control with such person, in each case from time to time. Control shall be construed by reference to the definition set out in Article L. 233-1 of the French Commercial Code. As of the date hereof, the sole Affiliate of the Company is Inventiva Inc., whose registered office is at c/o Altios International Inc., 450 7th avenue, suite 1501, New York NY 10123.

(d)	Compliance with Laws. The Company and its Affiliate are in compliance in all material respects with the requirements of all applicable laws to which it is subject and all orders, writs, injunctions and decrees applicable to it or to its properties.

(e)	Capitalization. The share capital of the Company as at the date hereof is €966,623.91, consisting of 96,662,391 Ordinary Shares. The Ordinary Shares (including the New Shares) do, and at the Closing Date will, conform to the description of Ordinary Shares contained in the Annual Report (including the Universal Registration Document). At the Closing Date, the issuance of the New Shares, the Pre-Funded Warrants, the Warrants and the PFW Shares and the Warrant Shares, is not (with respect to the PFW Shares and the Warrant Shares, if they were issued on the Closing Date) and upon issuance will not be subject to any pre-emptive, preferential subscription right, priority rights (délai de priorité) or similar rights that have not been validly excluded or waived and, no person has any other right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the Transaction.

(f)	No Conflicts and No Default. The execution and performance of the Agreement by the Company do not and will not (i) conflict with or violate any provision of the Company’s articles of incorporation (statuts), (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or entitle third parties to terminate, amend, accelerate or cancel (with or without notice, lapse of time or both), any material agreement, credit facility, material debt or other material instrument to which the Company or any of its Affiliate is a party or any of their assets is subject or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any of its Affiliate or of its or their assets is subject, assuming the correctness of the representations and warranties made by the Subscriber herein.

(g)	Private Placement. Neither the Company nor its Affiliate, nor any person or entity acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would require registration of the [ABSAs]/[PFW-BSAs] (or the New Shares, the Pre-Funded Warrants, the PFW Shares, the Warrants or the Warrant Shares) under the United States Securities Act of 1933, as amended (the “Securities Act”). Assuming the accuracy of the representations and warranties of the Subscriber contained in Section 6.1 hereof, the [ABSAs]/[PFW-BSAs] (and more generally the Securities) are being offered in reliance on an exemption from registration under the Securities Act.

(h)	Issuance and Delivery of the [ABSAs]/[PFW-BSAs]. Upon payment of the aggregate subscription amounts for the ABSAs and the PFW-BSAs by all Subscribers in the manner contemplated by this Agreement and upon issuance of the Depositary Certificate (certificat du dépositaire) for the New Shares, the [ABSAs]/[PFW-BSAs] will be duly and validly issued and fully paid. There are no restrictions on transfers of the [ABSAs]/[PFW-BSAs] (and more generally of the Securities) under the laws of France or the articles of incorporation (statuts) of the Company.

(i)	Issuance and Delivery of the PFW Shares and the Warrant Shares. Upon payment of the aggregate subscription or exercise amounts by the relevant Subscribers for the Warrant Shares and the PFW Shares in the manner contemplated by this Agreement, the Warrant Shares and the PFW Shares, as applicable, will be duly and validly issued and fully paid. At the Closing Date, there are no restrictions on transfers of the Warrant Shares and the PFW Shares under the laws of France (except as may be provided in Section 6.2(a)) or the articles of incorporation (statuts) of the Company. This representation when made with respect to the PFW Shares is only made to the benefit of a Subscriber who has subscribed Pre-Funded Warrants.

(j)	Consents. Excluding (i) any filing required to be made under applicable law or regulation by the Company with Euronext in France, which has been made or shall have been made prior to the Closing Date, and (ii) any applicable filings pursuant to applicable United States state securities laws, which have been made or will be made in a timely manner, and assuming the accuracy of the representations made by the Subscriber in Section 6.1 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing on the part of the Company or any of its Affiliates is required in connection with the consummation of the Transaction.

(k)	Anti-bribery.

(i)	Neither the Company nor its Affiliate and, to the Company's knowledge, any of their respective directors or officers nor, to the knowledge of the Company, any of their respective employees or agents has, in the performance of his or her duties on behalf of the Company, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or any other applicable anti-bribery or anti-corruption laws of the European Union, United Kingdom or France. The Company and its Affiliate have conducted their businesses on behalf of the Company in compliance with applicable anti-corruption laws and have instituted and maintained, and will continue to maintain, policies reasonably designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(ii)	The Company or its Affiliate and, to the knowledge of the Company, their respective directors or officers, employees and agents have not obtained or induced directly or indirectly through any person and will not attempt to so obtain or induce the procurement of this Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Agreement or a favourable relationship with the Subscriber through any corrupt or illegal business practice including have not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any fee, compensation, monetary benefit or any other benefit, bribe or kickback, with the object of obtaining or inducing the procurement of this Agreement or any contract, right, interest, privilege or other obligation or benefit related to this Agreement. For the avoidance of doubt, the representation shall not apply to any payments that are legitimate in the normal course of business between each party hereto pursuant to this Agreement or with third parties for the purposes of the implementation of the Transaction (such as fees for the settlement agent or professional advisers of the Company) and items, including refreshments, of an inconsequential or immaterial cost or value.

(l)	Sanctions. Neither the Company nor its Affiliate, nor, to the Company's knowledge, any of their respective directors, officers, or employees (i) has been or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or by any governmental agency of any other applicable jurisdiction (including the United Nations Security Council, the European Union or the member state thereof and the United Kingdom (together with the OFAC the “Sanction Authority”)), (ii) has violated or is violating any applicable sanctions administered by a Sanction Authority or has been subject to any claim, proceeding, formal notice or investigation with respect to sanctions administered by a Sanction Authority; and the Company will not directly or indirectly use the proceeds of the Transaction, or lend, contribute or otherwise make available such proceeds to joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, which is currently subject to any sanctions administered by OFAC or a Sanction Authority.

(m)	Acknowledgment regarding Subscriber’s Purchase of [ABSAs]/[PFW-BSAs]. The Company acknowledges and agrees that the Subscriber is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Subscriber is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity with respect to the Company) or any Other Subscriber with respect to this Agreement and the transactions contemplated hereby and any advice given by the Subscriber or any of its respective representatives or agents to the Company in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Subscriber’s purchase of the [ABSAs]/[PFW-BSAs]. The Company further represents to the Subscriber that the Company’s decision to enter into this Agreement has been based on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(n)	Employees. Other than the information disclosed in the Company Public Information or pursuant to a written employment agreement in force as of the date hereof or as required by applicable laws or collective bargaining agreements, none of the employees, officers or managers, regardless of their status, of the Company or its Affiliate benefit from any other severance, separation or termination pay, retention bonus, golden parachute or any similar-type benefit or payment, provided that, for the avoidance of doubt, (i) a bonus to employees who are still employed by the Company as of December 31, 2025, and/or (ii) an indemnity in the event of dismissal for a cause other than the employee’s gross negligence or wilful misconduct, for a maximum total amount (in aggregate for all employees) for (i) and (ii) of €900,000 (social charges included, if applicable) for certain employees may be paid.

(o)	Market Abuse. The Company has not, directly or indirectly, in relation to the Transaction, done any act or engaged in any course of conduct in breach of applicable regulations on market abuse including Regulation (EU) n°596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, as amended (the “Market Abuse Regulation”), including (i) insider trading, and (ii) has not taken, directly or indirectly, any action designed to stabilize or manipulate the price of the [ABSAs]/[PFW-BSAs] or any security of the Company, including the Securities, whether to facilitate the sale or resale of any of the [ABSAs]/[PFW-BSAs] or any security, including the Securities, of the Company or otherwise. The Company has not made available to the Subscriber information regarding the Company that could be qualified as inside information within the meaning of Market Abuse Regulation which has not been cleansed prior to the date hereof or which the Company will make or has made public in connection with, or upon the disclosure of, the issuance of the ABSAs and the PFW-BSAs, in accordance with applicable law.

(p)	Other Subscription Agreements. The Subscription Agreements of the Other Subscribers for the subscription of the ABSAs or PFW-BSAs, as applicable, do not include terms or conditions that are more advantageous than the terms and conditions of this Agreement. The Company shall not enter into any side letter or otherwise agree (orally or in writing) to modify or waive any of the terms and provisions of such Subscription Agreement with any Other Subscriber without the prior written consent of the Subscriber.

5.2	The Company undertakes the following:

(a)	Listing Obligation. The Company shall take all necessary action to cause the [New Shares]/[the PFW Shares] and, upon the exercise of the Warrants, the Warrant Shares to be listed on Euronext and will cause the [New Shares]/[PFW Shares] and the Warrant Shares to be approved for admission to trading and listed on Euronext [on or about the Closing Date for the New Shares]/[at the time of the issuance of the PFW Shares] and at the time of the issuance of the Warrant Shares in accordance with Terms and Conditions of the Warrants for the Warrant Shares. [The PFW-BSAs are not listed on Euronext or on any other stock exchange nor admitted to clearing.]

(b)	Interim Covenants. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing Date, the Company and its Affiliate shall conduct its business in the usual, regular and ordinary course of business consistent with past practice.

(c)	[ABSAs]/[PFW-BSAs] Issuance. The Company shall take all action necessary to cause the [New Shares]/[Pre-Funded Warrants] and the Warrants to be issued to the Subscriber on the Closing Date in accordance with the terms and conditions of this Agreement.

(d)	US Tax Matters.

(i)	PFIC. The Company will (a) promptly notify the Subscriber (and in no event later than 30 Business Days following the end of each calendar year) whether the Company has determined that it or any of its subsidiaries was a PFIC (as each such term is defined above) for such calendar year and (b) provide the Subscriber with sufficient information, on a timely basis, to determine whether the Company is a PFIC and allow its investors to make and maintain a Qualified Electing Fund election under Section 1295 of the U.S. Internal Revenue Code of 1986, as amended with respect to the Company in the event the Company for any year in which the Company is treated as a PFIC.

(ii)	Corporate Status. The Company will not take any action inconsistent with the treatment of the Company as a corporation for U.S. federal income tax purposes and will not elect to be treated as an entity other than a corporation for U.S. federal income tax purposes.

(e)	Use of Proceeds. The Company undertakes to use the proceeds from the subscription of the ABSAs and the PFW-BSAs and exercise of the Warrants to continue the development of lanifibranor in MASH and commercial launch, as disclosed in the press release relating to the issuance of the ABSAs and the PFW-BSAs and in the information document, with standardized content, as defined in Annex IX of the regulation EU 2017/1129, and shall not use these proceeds for early repayment of the Company’s financial debt prior to its stated maturity and for the redemption of any Securities other than part of the Company’s liquidity agreement with Kepler Cheuvreux.

5.3	The Company shall be responsible for the payment of its own fees and expenses, including any required legal and financial announcements by the Company, the fees, disbursements and expenses of the Company’s legal counsel and any other advisors and of the Placement Agents and all regulatory and administrative expenses, including any expenses for the listing and admission to trading of the New Shares, the Warrant Shares and the PFW-Shares and any fees payable to Euroclear France.

5.4	The Company acknowledges and agrees that notwithstanding any provision of this Agreement otherwise requiring the Subscriber to provide any information or documents to the Company or any third party, the Subscriber shall be entitled to withhold, edit, redact and/or otherwise limit disclosure of any such information or documents on the grounds of national security and/or financial or economic sensitivity and the Subscriber shall have no liability whatsoever and shall be free and harmless from any claims whatsoever for exercising its rights pursuant to this clause.

5.5	For the avoidance of doubt, the Subscriber is solely liable for its obligations set forth in or arising under this Agreement, and no direct or indirect legal or beneficial owner of Subscriber shall have any liability in respect of this Agreement.

5.6	The Company undertakes to submit at the latest to the general meeting of shareholders convened to approve the financial statements for the year ending December 31, 2025, up to three additional new members of the Board of Directors, in order to replace existing members of the Board of Directors (other than Frédéric Cren, Mark Pruzanski and Srinivas Akkaraju), upon proposal of each of the three largest Subscribers (based on the number of T1 Shares and T1 Pre-Funded Warrants in the T1 Shares and T1 Pre-Funded Warrants offering) to the extent requested on a timely basis by any such Subscribers and in accordance with applicable laws. The relevant Subscribers must inform the Company of the names of the candidates no later than December 31, 2025. For the avoidance of doubt BVF has already proposed the appointment of a director at the next annual general meeting to be held on May 22, 2025 as provided in the subscription agreement dated October 11, 2024 as amended in December 13, 2024.

6.	Representations and Warranties and Covenants of the Subscriber

6.1	The Subscriber represents and warrants to the Company that:

(a)	Organization. The Subscriber is duly organized and is validly existing under the laws of its jurisdiction of incorporation or other organization.

(b)	Power; Authorization. The execution and performance by the Subscriber of the Agreement has been duly authorized by all necessary corporate bodies, or, if the Subscriber is not a corporation, such partnership, limited liability company or other applicable bodies, on the part of the Subscriber. As such (i) the Subscriber has all requisite corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to subscribe the [ABSAs]/[PFW-BSAs] to pay the Subscriber Aggregated Subscription Price, and to carry out and perform all of its obligations under this Agreement and (ii) this Agreement has been duly executed by the Subscriber, and when delivered by the Subscriber in accordance with terms hereof, will constitute the valid and legally binding obligation of the Subscriber, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights generally.

(c)	Investment Intent. The Subscriber is acquiring its entire beneficial ownership interest in the Securities for its own account for investment purposes only, and not with a view to any distribution, in whole or in part, in any manner that would violate the securities laws of the United States or any other jurisdiction. The Subscriber understands that its acquisition of the Securities has not and will not be registered under the securities laws of the United States or any other jurisdiction, and that the Securities may not be resold or transferred in the United States or otherwise except in compliance with applicable law and the restrictions set forth herein. Except as contemplated by this Agreement, the Subscriber has not entered into any agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Securities. The Subscriber represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Securities.

(d)	No Insolvency Proceedings. To the knowledge of the Subscriber, no bankruptcy, insolvency or other proceedings of general application affecting creditors’ rights have been proposed, commenced or threatened against the Subscriber, and no judgment has been made or is pending declaring the Subscriber insolvent.

(e)	No Violation. Neither the execution of this Agreement by the Subscriber nor the subscription of the [ABSAs]/[PFW-BSAs] by the Subscriber violates or will violate (i) any provision of the articles of association (or equivalent constituent documents) of the Subscriber, (ii) any material applicable law or material regulation binding upon the Subscriber or its assets, (iii) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Subscriber or any of its assets, (iv) the rules of any stock exchange that apply to the Subscriber, and (v), any other material agreements to which the Subscriber is a party, in each case, with respect to clauses (i) – (v) of this Section 6.1(e), except to the extent that such violation would not reasonably be expected to materially impair or delay the Subscriber’s ability to perform its obligations under this Agreement.

(f)	Subscriber. The Subscriber is the investor designated by/or pursuant to the resolutions of the General Meeting relating to its investment. The Subscriber is a “qualified investor” within the meaning of Article 2(e) of Regulation (UE) 2017/1129, as amended. The Subscriber is subscribing for the number of [ABSAs]/[PFW-ABSAs] set forth hereto in the ordinary course of its business for investment only and with no present intention of distributing any of such [ABSAs]/[PFW-ABSAs] or any arrangement or understanding with any other persons regarding the distribution of such [ABSAs]/[PFW-ABSAs].

(g)	Restricted Securities. The Subscriber understands that the [ABSAs]/[PFW-BSAs] have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber’s representations as expressed herein. The Subscriber understands that, in addition to the restrictions applicable to the [New Shares]/[Pre-Funded Warrants] under this Agreement, the [New Shares]/[Pre-Funded Warrants] are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the [New Shares]/[Pre-Funded Warrants] indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the [New Shares]/[Pre-Funded Warrants] or the Warrant Shares for resale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the [New Shares]/[Pre-Funded Warrants] and the Warrant Shares, and on requirements relating to the Company which are outside of the Subscriber’s control, and which the Company is under no obligation and may not be able to satisfy. The Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the [ABSAs]/[PFW-BSAs].

(h)	Accredited Investor, Institutional Account and Sophisticated Institutional Investor. The Subscriber is (a) an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (b) an Institutional Account as defined in FINRA Rule 4512(c) and (c) a sophisticated institutional investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the execution, delivery and performance of the Agreements. The Subscriber has determined based on its own independent review and such professional advice as it has deemed appropriate that its purchase of the Securities and participation in the execution, delivery and performance of the Agreements (i) are fully consistent with such Subscriber’s financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Subscriber, (iii) have been duly authorized and approved by all necessary action on its part, (iv) do not and will not violate or constitute a default under such Subscriber’s charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Subscriber is bound and (v) are a fit, proper and suitable investment for such Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Securities. The Subscriber is able to bear the substantial risks associated with its purchase of the Securities, including but not limited to, the loss of its entire investment herein.

(i)	No General Solicitation. The Subscriber is not purchasing or subscribing for the [ABSAs]/[PFW-BSAs] as a result of any advertisement, article, notice or other communication regarding the [ABSAs]/[PFW-BSAs] published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to such Subscriber’s knowledge, any other general solicitation or general advertisement (within the meaning of Rule 502(c) under the Securities Act). The purchase or subscription of the Securities by the Subscriber has not been solicited by or through anyone other than the Company or, on the Company’s behalf, the Placement Agents.

(j)	Residence. If the Subscriber is an individual, then the Subscriber resides in the state identified in the address of the Subscriber set forth in Section 8; if the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its principal place of business is conducted is identified in the address or addresses of the Subscriber set forth in Section 8.

(k)	Information. The Subscriber has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the T1 Shares and T1 PFW and the ABSAs and PFW-BSAs with the Company’s management as of the date of the tranche 1 offering. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 5.1 of this Agreement or the right of the Subscribers to rely thereon.

(l)	Exculpation among Subscribers. The Subscriber acknowledges that it is not relying on any other individual or entity (including any Other Subscriber), other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

(m)	Placement Agents. The Subscriber hereby acknowledges and agrees for the express benefit of each Placement Agent that (a) each Placement Agent is acting solely as a placement agent for the Company in connection with the execution, delivery and performance of the Agreements and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Subscriber, the Company or any other person or entity in connection with the execution, delivery and performance of the Agreements, (b) no Placement Agent, its affiliates or representatives shall be liable for any improper payment made in accordance with the information provided by the Company, (c) no Placement Agent has made or will make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the execution, delivery and performance of the Agreements, (d) no Placement Agent will have any responsibility with respect to any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement, including (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Agreements, or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) thereof, (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the execution, delivery and performance of the Agreements, or (iii) any valuation, offering or marketing materials, or any omissions from such materials, and (e) no Placement Agent, its affiliates or representatives will have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to such Subscriber, or to any person claiming through it, in respect of the execution, delivery and performance of the Agreements or for anything otherwise in connection with the issuance of the Securities. Each party hereto agrees for the express benefit of each Placement Agent that each Placement Agent, its affiliates and representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document delivered to each Placement Agent or any Subscriber by or on behalf of the Company.

6.2	The Subscriber undertakes that:

(a)	It will comply with any notification requirements to the Autorité des marchés financiers (AMF) with respect to the subscription of the [New Shares]/[Pre-Funded Warrants] and the Warrants (notably disclosure of threshold crossing and intent), which may be required to be made under any applicable law and the Company’s by-laws as well as any requirement in relation with foreign direct investment in France pursuant to the French Monetary and Financial Code and the French Decree (Décret) no. 2020-892 of July 22, 2020 as lastly amended by the French Decree (Décret) no. 2023-1293 of December 28, 2023 and ministry order (arrêté) of December 28, 2023, as amended from time to time and implementing regulation.

(b)	It will sign and execute such documents and take such actions as are necessary for the consummation of the subscription of the [ABSAs]/[PFW-BSAs] to the Subscriber hereunder; provided, that nothing herein shall require the Subscriber to sign, execute and deliver any document or take any action that, in the good faith determination of the Subscriber, could reasonably be expected to result in (i) harm or prejudice to the Subscriber, (ii) the disclosure of any confidential or proprietary information of the Subscriber or (iii) the breach of any applicable law, regulation or judicial, administrative or regulatory process.

(c)	It will vote in favor of the resolutions at a Company’s general meeting to be convened to approve the entry into the same form of Subscription Agreement with any Other Subscriber that would be qualified as a regulated agreement (convention réglementée) pursuant to article L. 225-38 of the French commercial code.

(d)	It will register the number of Warrants subscribed by it under its name in pure registered form (au nominatif pur).

6.3	Any selling Subscriber and any transferee thereof shall provide written notice to the Company (i) specifying the postal and email addresses of the new holder of Warrants, (ii) confirming that such new holder is (A) a Qualified Investor within the meaning of Article 2(e) of Regulation (UE) 2017/1129, as amended, and (B)(1) an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or (2) a Qualified Institutional Buyer, as defined in Rule 144A under the Securities Act.

7.	Survival of Representations, Warranties and Agreements

Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and the Subscriber herein will survive the execution of this Agreement, the transfer to the Subscriber of the [ABSAs]/[PFW-BSAs] being subscribed and the payment therefor.

8.	Notices

All notices, requests, consents and other communications required or permitted hereby shall be in writing, will be sent by email, or mailed, and will be deemed given if delivered by email, upon electronic confirmation of receipt and addressed to the relevant recipient in the manner provided below, and shall be deemed to have been duly and sufficiently given only if (a) delivered either personally by hand, or by an international courier service, and, in each case, (b) confirmed by email to the relevant recipient. Notices shall be deemed effective if given on a Business Day, in the manners prescribed in the immediately preceding sentence, by 13:30 (CEST) in the place of receipt or on the following Business Day if completed after 13:30 (CEST).

All notices will be delivered as addressed as follows:

(a)	if to the Company, to:

Inventiva S.A.

50, rue de Dijon

21121 Daix

France

Attention : [•]

Phone : [•]

Email : [•]

(b)	if to the Subscriber, to:

[•]

9.	Changes and No Waiver

This Agreement may not be modified or amended except by written agreement signed by the Company and the Subscriber, and if any modification or amendment to the provisions listed in Section 12 disproportionately and adversely impacts a Placement Agent, the written consent of such disproportionately impacted Placement Agent shall be required.

10.	Severability

In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

11.	No Third-Party Beneficiaries

This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that each of the Placement Agents will be entitled to rely, as an express third-party beneficiary, on the representations and warranties of the Company and the Subscriber set forth in Section 5.1 and Section 6.1 hereof and Sections 7, 9, 10 and 12 hereof.

12.	Governing Law and Jurisdiction

This Agreement will be governed by, and construed in accordance with, the laws of France. Any dispute or suit relating to the interpretation, validity and performance of this Agreement, or arising out of or as a consequence hereof, shall be subject to the exclusive jurisdiction of the Tribunal des activités économiques of Paris.

13.	Waiver of Conflicts

Each party to this Agreement acknowledges that Cooley LLP, U.S. counsel for the Company, has in the past performed and may continue to perform legal services for the Subscriber and/or Other Subscribers in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to Cooley LLP’s representation of the Subscriber and/or Other Subscribers in such unrelated matters and to Cooley LLP’s representation of the Company in connection with this Agreement and the transactions contemplated hereby.

EXHIBITS

Exhibit A	Terms and Conditions of the Warrants

ANNEX I-B

TheSE terms and conditions of the PRE-FUNDED Warrants do not constitute a certificate representing the PRE-FUNDED warrants

TERMS AND CONDITIONS OF THE PRE-FUNDED WARRANTS

Inventiva, a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Dijon under number 537 530 255, and having its registered office at 50, rue de Dijon, 21121 Daix, France (the “Company”), hereby deciding to issue on May 2, 2025 by decisions of the Board of Directors, acting pursuant to the power delegated to it by the Company’s shareholders at the general meeting held on December 11, 2024 in its 49th resolution, to the investors named in the resolutions 50 to 57 and in accordance with the terms thereof, on the Issue Date (as defined herein), an aggregate of 43,437,036 units (the “PFW-BSAs”). Each PFW-BSA consists of one pre-funded warrant (bon de souscription d’actions préfinancé) (the “PFWs”) to subscribe initially to one (1) ordinary share of the Company (the “PFW Shares”) at the Exercise Price (as defined herein) per PFW Share, on the terms and conditions herein (the “Terms and Conditions” or the “Conditions”) with one warrant attached to each PFW allowing to subscribe initially for 0.9 ordinary share of the Company. The PFWs shall not be admitted to trading on any stock exchange or trading market. The PFW shall be admitted to the operations of Euroclear France (as defined herein). Each one (1) PFW is initially exercisable for one (1) ordinary share of the Company (action ordinaire) (each, a “Share”) (subject to adjustment from time to time in accordance with these Conditions, the “Exercise Ratio”) at such exercise price as was pre-funded to the Company on or prior to the Issue Date (except for a nominal exercise price of Euro 0.01 per PFW (the “Exercise Price”) payable upon exercise thereof).

1.	Interpretation

For the purposes of these Terms and Conditions, unless the context otherwise requires, the following words shall have the meaning set out opposite them:

“Affiliate”

means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person, in each case from time to time, as such terms are used in and construed under the Article L. 233-3 of the French Commercial Code;

“Aggregate Exercise Price” “Attribution Parties”

has the meaning given in Condition 2(c);

means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issue Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) or Section 16 of the Exchange Act; or, with respect to the French FDI Regime, as defined therein. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Beneficial Ownership Limitation (as defined in Condition 2(f));

“Business Day”	means a day, other than a Saturday, Sunday, U.S. federal holiday or a weekday on which banks are open for general banking business in the United States and France;
“Calculation Agent”	has the meaning given in Condition 8;
“Commission”	means the U.S. Securities Exchange Commission;
“Company”	has the meaning given in the introduction;
“Euroclear France”	has the meaning given in Condition 6;
“Euronext Paris”	means the regulated market of Euronext Paris S.A. (or any successor thereto) in Paris;
“Exchange Act”	means the Securities Exchange Act of 1934, as amended from time to time;
“Exercise Date”	means, in relation to any exercise of these PFWs, the date on which the Aggregate Exercise Price for such PFW is received by the Registrar, together with a copy of a duly completed Exercise Notice in accordance with Conditions 2(c) and 2(d);
“Exercise Notice”	has the meaning given in Condition 2(c);
“Exercise Period”	has the meaning given in Condition 2(a);
“Exercise Price”	has the meaning given in the introduction;
“Exercise Ratio”	has the meaning given in the introduction;
“Exercised Shares”	has the meaning given in Appendix A;
“Exercised Shares Delivery Date”	has the meaning given in Condition 2(e);
“Expiration Date”	means ten years following the Issue Date;
“French Commercial Code”	means the French Code de Commerce;
“French FDI Regime”	means Article L. 151-3 and seq., R. 151-3 and seq. of the French Monetary and Financial Code and Decree no. 2020-892 of July 22, 2020, as amended by Decree no. 2022-1622 of December 23, 2022 and Decree no. 2023-1293 of December 28, 2023, as amended from time to time;
“French Monetary and Financial Code”	means the French Code monétaire et financier;
“Group”	means a “group” as that term is used in Section 13(d) of the Exchange Act and as defined in Rule 13d-5 thereunder;

“Holder”	means any Person who has title to these PFWs;
“Investor”	means the investor(s) purchasing PFWs pursuant to the Subscription Agreements;
“Issue Date”	means the date of issue of these PFWs, being on or about May 7, 2025;
“Permitted Transferor”	means any transferor of PFWs pursuant to and in accordance with Section 6.2(e) of the Subscription Agreement;
“Person(s)”	means an individual or a corporation, a general or limited partnership, a trust, an incorporated or unincorporated association, a joint venture, a limited liability company, a limited liability partnership, a joint stock company, a government (or any agency or political subdivision thereof) or any other entity of any kind;
“PFWs”	has the meaning given in the introduction;
“PFW-BSAs”	has the meaning given in the introduction;
“PFW Shares”	has the meaning given in the introduction;
“Record Date”	means, in respect of any transaction giving rise to an adjustment of the Exercise Ratio pursuant Condition 5(a) or Condition 10, (i) the date on which the ownership of the Shares is established so as to determine which holder of Shares are the beneficiaries of a given transaction or may take part in a transaction and, in particular, to which holder of Shares, a dividend, a distribution or an allocation, announced or voted as of this date or announced or voted prior to this date, should be paid, delivered, or completed; or (ii) (if such a date cannot be determined as provided in (i) above in the case of a transaction pursuant to paragraph 9 of Condition 5(a)) such date as is determined in good faith to be appropriate by an Independent Expert;
“Registrar”	means the registrar of the PFW Shares and the registrar of the PFWs on behalf of the Company from time to time as specified in writing by the Company to the Holders of the PFWs pursuant to Condition 13 and, as of the Issue Date, currently Société Générale Securities Services;
“Securities Act”	means the United States Securities Act of 1933, as amended;
“Shares”	means the ordinary shares with a nominal value of 0.01 Euro each (as at the Issue Date) in the share capital of the Company;
“Subscription Agreements”	means each of the subscription agreements dated May 2 2025 by and between the Company and each of the Investors thereto pursuant to which the PFW-BSAs are issued by the Company and purchased by the Investors;

“Terms and Conditions”	has the meaning given in the introduction;
“Trading Day”	means any day (other than a Saturday or Sunday) on which the Shares are traded on the Trading Market in respect thereof, other than a day on which such trading ceases prior to the usual closing time, whether such cessation is scheduled (as it is often the case regarding trading on Euronext Paris on 24 and 31 December) or unscheduled;
“Trading Market”	means Euronext Paris or if the Shares (or, as applicable, any other securities referred to in Condition 5(a)) are no longer admitted to trading on Euronext Paris at the relevant time, the principal stock exchange on which the Shares (and, as applicable, any of the Securities referred to in Condition 5) are admitted to trading at such time;
“Transaction”	has the meaning given in Condition 5;
“VWAP”	means, in respect of the Share or other security, on any Trading Day, the volume-weighted average price of such Share or other security on such day on the Trading Market in respect thereof as published by or derived from Bloomberg page HP (or any successor page) (setting “PR094 VWAP (Vol Weighted Average Price)”, or any successor setting) in respect of such Share or other security for such Trading Market (such page being as at the Issue Date of the Pre-Funded Warrants, in the case of the Share, IVA FP Equity HP), provided that in the case of a VWAP to be observed over a period comprising several Trading Days, such VWAP shall be equal to the volume-weighted average of the relevant daily VWAPs (the daily volumes to be used for the purpose of determining such weighted average being the volumes as published on such Bloomberg page HP (or any successor page), setting “VWAP Volume” (or any successor setting)), as determined by the Calculation Agent.

Condition headings are included for the convenience of the parties only and do not affect the interpretation of the PFWs.

2.	Exercise

(a)	Exercise Period

Subject to the conditions and limitations specifically provided herein, the PFWs may be exercised by their Holder, in whole or in part (subject always to exercising a whole number of PFWs), in one or more instances, for cash, at any time and from time to time on any Business Day during the period commencing (and including) on the Issue Date to (and including) at 5.00 p.m., Paris time on the Expiration Date (as may be extended pursuant to Condition 9, the “Exercise Period”), and any PFW which has not been exercised on or prior to the last day of the Exercise Period shall become null and void and the rights of the Holder to exercise such PFWs shall lapse.

(b)	Exercise Price

The exercise price of each PFW, except for a nominal exercise price per PFW payable upon exercise thereof and equal to the Exercise Price (being 0.01 Euro), was pre-funded to the Company on or prior to the Issue Date and, consequently, no additional consideration (other than the Exercise Price) shall be required to be paid by the Holder to any Person to effect any exercise of the PFWs. The Holder shall not be entitled to the return or refund of all, or any portion, of such pre-funded exercise price under any circumstance or for any reason whatsoever. The remaining unpaid exercise price per PFW shall be in respect of any exercise of a PFW, the Exercise Price (being 0.01 Euro). Subject to Condition 4, each PFW is exercisable into a number of PFW Shares equal to the Exercise Ratio in effect on the relevant Exercise Date.

(c)	Terms of exercise

In order to exercise the PFWs, the Holder, through its intermediary as the case may be, shall at any time during the Exercise Period (i) send to the Registrar, by facsimile transmission (at [•]) or by their secured platform SecureHub, at any time prior to 5.00 p.m., Paris time, on any Business Day during the Exercise Period, a notice, with a copy to the Calculation Agent, to the attention of the Calculation Agency Team ([•]) and the Company, to the attention of Frederic Cren ([•]) and Jean Volatier ([•]) or such other Company representatives, in the form of the exercise notice (bulletin de souscription) set forth in Appendix A (each an “Exercise Notice”), of the Holder’s election to exercise the PFWs, which Exercise Notice shall specify the number of PFWs to be exercised and the number of PFW Shares to be subscribed for (or the number of PFW Shares as determined by the Calculation Agent pursuant to Condition 4), and (ii) within two (2) Business Days of the sending of the Exercise Notice, make payment to the Registrar for the account of the Company of an amount equal to the product of (a) the Exercise Price (being €0.01) and (b) the number of PFWs being exercised (the “Aggregate Exercise Price”) by wire transfer of immediately available funds in Euros as set forth in Condition 2(e) below. If the Exercise Notice or, as the case may be, the Aggregate Exercise Price is received by the Registrar on a day which is not a Business Day or after 5.00 p.m., Paris time on any Business Day, such Exercise Notice or, as the case may be, the Aggregate Exercise Price shall be deemed to have been received by the Registrar on the immediately following Business Day. For the avoidance of doubt the Holder may exercise all or parts of its PFWs in one or several times within the Exercise Period, it being specified that each PFW shall be exercised only once. No ink-original Exercise Notice shall be required, nor shall any type of guarantee or notarization of any Exercise Notice be required. The Aggregate Exercise Price shall be received no later than two (2) Business Days of the sending of the Exercise Notice.

(d)	Confirmation of Exercise

Upon receipt by the Registrar of an Exercise Notice and the corresponding Aggregate Exercise Price in accordance with Condition 2(c), the Registrar shall, as soon as practicable, but in no event later than 5:00 p.m. Paris time, on the second (2nd) Business Day immediately following the Exercise Date, send by facsimile transmission or by email, with a copy to the Company and the Calculation Agent, a confirmation of receipt of such Aggregate Exercise Price and Exercise Notice in the form of the notice at Appendix B to the Holder.

(e)	Issue of PFW Shares Upon Exercise

In the event of any exercise of the rights represented by the PFWs in accordance with Condition 2(c), the Company shall allot and issue to the Holder the PFW Shares to which the Holder thereby becomes entitled on or with effect from the Exercise Date. In such event the Company shall cause the Registrar to, on or before the third (3rd) Business Day (the “Exercised Shares Delivery Date”) following the Exercise Date, credit such aggregate number of PFW Shares to which the Holder shall be entitled to and as notified in the Exercise Notice (i) to the Holder’s securities account opened in the name of the Holder with the Registrar, or (ii) to the Holder’s securities account opened in the name of the Holder with any other financial intermediary and indicated in the Exercise Notice. Notwithstanding the foregoing, with respect to any Exercise Notice delivered on or prior to 4:00 p.m. (New York City time) two Business Days prior to the Issue Date, the Company agrees to deliver the PFW Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Issue Date and the Issue Date shall be the Exercised Shares Delivery Date for purposes hereunder, provided that, if applicable, payment of the Aggregate Exercise Price is received by such Exercised Shares Delivery Date.

The Company’s obligation to issue PFW Shares upon exercise of the PFWs shall not be subject to (i) any set-off or defense or (ii) any claims against any holder of PFWs however arising.

(f)	Holder’s Exercise Limitations

The Holder shall not have the right to exercise any portion of the PFWs, pursuant to Condition 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Exercise Notice, the Holder (together with its Attribution Parties), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of Shares beneficially owned by the Holder and its Attribution Parties shall include the number of Shares held by the Holder and its Attribution Parties plus the number of PFW Shares issued upon exercise of the PFWs with respect to which such determination is being made, but shall exclude the number of Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of the PFWs beneficially owned by the Holder or any of its Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein that are beneficially owned by the Holder or any of its Attribution Parties.  Except as set forth in the preceding sentence, for purposes of this Condition 2(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder or, with respect to the French FDI Regime, in accordance therewith, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act or the French FDI Regime and the Holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained in this Condition 2(f) applies, the determination of whether the PFWs are exercisable (in relation to other securities owned by the Holder together with any Attribution Parties) and of which portion of the PFWs is exercisable shall be in the sole discretion of the Holder, and the submission of an Exercise Notice shall be deemed to be the Holder’s determination of whether the PFWs are exercisable (in relation to other securities owned by the Holder together with any Attribution Parties) and of which portion of the PFWs is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the PFWs that are not in compliance with the Beneficial Ownership Limitation.   In addition, a determination as to any group status as contemplated above shall be determined by the Holder in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the PFWs that are not in compliance with the Beneficial Ownership Limitation.  For purposes of this Condition 2(f), in determining the number of outstanding Shares the Holder may acquire upon exercise of the PFWs without exceeding the Beneficial Ownership Limitation, the Holder may rely on the number of outstanding Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Interim Report on Form 6-K or other public filing with the Commission, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company setting forth the number of Shares outstanding.  Upon the written request of the Holder, the Company shall within two (2) Business Days confirm in writing or by electronic mail to the Holder the number of Shares then outstanding.  In any case, the number of outstanding Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the PFWs, by the Holder or its Attribution Parties since the date as of which such number of outstanding Shares was reported.  The “Beneficial Ownership Limitation” shall be 4.99%of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of the PFWs.  The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Condition 2(f), provided that (a) to the extent required by the French FDI Regime, in the cases of Beneficial Ownership Limitation increased above 9.99% of the voting rights of the Company (the “Crossing Event”), the Holder has obtained from the French Ministry of Economy through an authorization request or prior notification, in accordance with the French FDI Regime, either (i) a written response from the French Ministry of Economy confirming that the exercise of the PFWs and, therefore, the acquisition of PFW Shares that would cause the Crossing Event is not subject to the prior authorization procedure or (ii) the authorization (express or tacit) to proceed with the Crossing Event and (b) the Beneficial Ownership Limitation in no event exceeds 19.99% (to the extent applicable) of the number of Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of the PFWs held by the Holder and the provisions of this Condition 2(f) shall continue to apply (provided that, with respect to the French FDI Regime, the applicable percentage will be 24.99% of the voting rights of the Company).  Any increase in the Beneficial Ownership Limitation will not be effective until the sixty first (61st) day after such notice is delivered to the Company.  Notwithstanding the foregoing, at any time as from the date of announcement of any cash tender offer, exchange offer or any combination thereof (including any offre publique d’achat, offre publique d’échange, offre alternative, offre mixte) regarding the Company or in case of a reduction of capital non motivated by losses, any Holder may increase, waive or amend the Beneficial Ownership Limitation effective two (2) Business Days upon written notice to the Company. Any decrease in the Beneficial Ownership Limitation will not be effective until two (2) Business Days after such notice is delivered to the Company.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Condition 2(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of the PFWs.

The Calculation Agent shall not be responsible for performing any calculation or other determination provided for in this Condition 2(f).

3.	PFW Shares

(a)	Form of PFW Shares

At the option of the Holder, the PFW Shares will be delivered (i) in registered form (au nominatif) (including administered registered form (nominatif administré)) in the securities account opened in the name of the Holder in the books of the Registrar (and, if held in administered registered form, of the Holder’s financial intermediary), or (ii) in bearer form (au porteur), in the securities account opened in the name of the Holder in the books of the Holder’s financial intermediary.

(b)	Dividend Due Date and Rights Attached to the PFW Shares

Upon issuance, PFW Shares allotted pursuant to an Exercise Notice will grant the same rights, including, as from their date of issuance, the right to any dividend or any other distribution decided or to be paid, as are granted to holders of the Shares, and will be entirely assimilated to the Shares.

PFW Shares shall be subject to all the Company’s by-laws’ provisions and to the decisions of the shareholders’ meetings.

Once issued, the Registrar will submit an application on behalf of the Company for the PFW Shares to be admitted to trading on the Trading Market, on the same quotation line as the Shares. The issuance of the PFWs, the issuance of the PFW Shares upon exercise of the PFWs and the resale of the PFWs or the PFW Shares by the Holders have not and will not be registered under the Securities Act.

(c)	Transfer of PFW Shares

Subject to compliance with any applicable securities laws, the PFW Shares will, upon issuance, be freely negotiable and transferable as from the date of their entry in a securities account.

In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, Shares are transferred from account to account and transfer of ownership of the PFW Shares will result from the moment they are registered in the name of the transferee or by book entry, as applicable.

Application will be made for all the PFW Shares upon exercise of the PFWs to be admitted to Euroclear France.

4.	Fractional Interests

Any adjustment will be made so that it equalizes, up to the next 1/100th of a Share, the value of PFW Shares that would have been obtained if PFWs had been exercised immediately before the implementation of one of the Transactions mentioned in Condition 5 and the value of the PFW Shares that would have been obtained in the event of exercising the PFWs immediately after the implementation of that Transaction.

In case of adjustments made in accordance with paragraphs 1 to 9 mentioned in Condition 5 (or, as the case may be, Condition 10), the new Exercise Ratio will be determined with two decimals rounded to the next 1/100th (0.005 rounded up to the next 1/100th, i.e. 0.01). Possible subsequent adjustments will be effected based on the preceding Exercise Ratio as so calculated and rounded.

The PFW Shares, however, may only be delivered in a whole number of Shares.

No fractional Shares shall be issuable upon the exercise of a PFWs, provided that the number of PFW Shares to be delivered in respect of any exercise of one or more PFWs pursuant to any one Exercise Notice shall be determined by the Calculation Agent, and notified to the Company and the Registrar (and the Holder if the PFW are in pure registered form), no later than 5:00 p.m. Paris time, on the Business Day immediately following the Exercise Date in respect of such exercise, as the product (rounded down to the nearest whole multiple of one Share) of (i) the Exchange Ratio in effect on the Exercise Date in respect of such exercise and (ii) the aggregate number of PFWs so exercised pursuant to such Exercise Notice, and the Holder will receive from the Company a cash payment equal to the product (rounded down to the nearest whole multiple of €0.01) of (x) the fractional share (if any) so rounded down and (y) the closing price of a Share on the Trading Market on the last Trading Day preceding such Exercise Date.

5.	Adjustments of Exercise Ratio

(a)	Adjustments to the Exercise Ratio

PFWs issued by the Company are securities giving access to the share capital of the Company within the meaning of Articles L. 228-91 et seq. of the French Commercial Code.

The Exercise Ratio will be subject to adjustment from time to time according to mandatory legal requirements imposed by the French Commercial Code and in particular by Articles L. 228-98 to L. 228-101 (with the exception of the provisions of Articles L. 228-99 1°) and L. 228-99 2°)) and Articles R. 228-90 to R. 228-92 of this Code.

In accordance with the provisions of Article R. 228-92 of the French Commercial Code, if the Company decides to issue new Shares or securities giving access to the capital with preferential subscription rights limited to its shareholders, to distribute reserves (in cash or in kind) and share premiums or to change the allocation of its profits by creating preferred Shares, or to otherwise carry out any of the Transactions listed below, it will inform (as long as the current regulation so requires) the Holders via an announcement in the Bulletin des Annonces Légales Obligatoires and pursuant to Condition 13.

If the Company is absorbed by a company or merges or consolidates with (fusions) one or several other companies to participate in the incorporation of a new entity, or proceed with a split (scission), the Holders shall exercise their rights in the entity(ies) that is/are the beneficiary(ies) of the contributions in accordance with the provisions of Article L. 228-101 of the French Commercial Code.

So long as any PFWs are outstanding and upon the completion of any of the following transactions (each, a “Transaction”):

-	financial transactions (issuance of Shares or any other securities of any nature) with listed preferential subscription rights or by free allocation of listed subscription warrants;

-	free allocation of Shares to shareholders, regrouping or splitting Shares;

-	incorporation of reserves, profits or premiums into equity, by increasing the nominal value of the Shares;

-	distribution of reserves and of any Share premium, in cash or in kind;

-	free allocation, to the shareholders of the Company of any securities of the Company (except Shares);

-	merger by acquisition (fusion par absorption), merger (fusion par création d’une nouvelle société), spin-off, or division (scission) of the Company;

-	buyback of its own Shares at a price higher than the Trading Market price;

-	amortization of the share capital; and

-	change in the allocation of profits and/or creation of preferred Shares;

in each case the Record Date of which falls on or after the Issue Date (save in the case of any exercised PFWs if the date of issuance of the PFW Shares in respect of such exercise falls on or before such Record Date), the maintenance of the rights of the Holders will be ensured by proceeding to an adjustment of the Exercise Ratio (or as otherwise prescribed) in accordance with the conditions below.

Adjustments to the Exchange Ratio carried out in accordance with the conditions below (or Condition 10) will become effective on the date on which the Transaction triggering such adjustment is completed.

1.	(a)	For financial transactions (issuance of Shares or any other securities of any nature) with listed preferential right to subscription, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the start of the Transaction at issue and the following ratio:

Value of a Share after detachment of the preferential subscription right

+Value of the preferential subscription right

Value of a Share after detachment of the preferential subscription right

To calculate this ratio, (i) the value of a Share after detachment of the preferential subscription right will be equal to the average of the opening prices (if any) of the Shares on the Trading Market for the Shares on all Trading Days included in the subscription period and (ii) the value of the preferential subscription right will be equal to the average of the opening prices (if any) of the preferential subscription right on the Trading Market for the preferential subscription right on all Trading Days included in the subscription period.

(b)	For financial transactions carried out through the free allocation of listed subscription warrants to shareholders with a correlative ability to sell the securities resulting from subscription warrants not exercised by the holders during the period of subscription which has opened to them, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio before the start of the Transaction contemplated and of the following ratio:

Value of a Share after detachment of the subscription warrant

+Value of the subscription warrant

Value of a Share after detachment of the subscription warrant

-	the value of a Share after detachment of the subscription warrant will be equal to the volume-weighted average price of (i) the trading prices (if any) of the Shares on the Trading Market on each Trading Day included in the subscription period, and, if there is a rump placement, (ii) either (a) the sale price of the Shares sold in the rump placement (and applying the volume of Shares sold in the offering to the sale price), if such securities are fungible with the Shares, or (b) the trading prices (if any) of the Shares on the Trading Market on the day the sale price for the securities sold in the rump placement is fixed, if such securities are not fungible with the Shares;

-	the value of the subscription warrant will be equal to the volume-weighted average price of (i) the trading prices (if any) of the subscription warrants on the Trading Market on each Trading Day included in the subscription period, and (ii) the implicit value of the subscription warrants (applying to this amount the corresponding number of warrants exercised in respect of the securities sold in the offering), being equal to either (a) the difference, if positive, adjusted by the warrant exercise ratio, between the sale price of the securities sold in the rump placement and the subscription price of the securities upon the exercise of the subscription warrants, or (b) if such difference as aforesaid is not positive, zero (0).

2.	In case of a free allocation of Shares to shareholders, and also in case of regrouping or splitting of Shares, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Number of Shares forming the share capital after the Transaction

Number of Shares forming the share capital before the Transaction

3.	In case of a capital increase by incorporation of reserves, profits or premiums carried out by increasing the nominal value of the Shares, the nominal value of the PFW Shares the Holders could obtain by exercising their PFWs will be determined by the Calculation Agent and will be increased in due proportion.

4.	In case of a distribution of reserves and of any share premiums, either in cash or in kind (securities in portfolio...), the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Value of a Share before distribution

Value of a Share before distribution

- Amount per Share of the distribution or value of securities or assets distributed per Share.

For the calculation of this ratio:

-	the value of a Share before the distribution will be equal to the VWAP of the Shares over the period comprising the last three Trading Days preceding the first Trading Day on which the Shares are traded ex-distribution;

-	if distribution is made in kind:

o	in case of delivery of securities already listed on a Trading Market, the value of the securities will be equal to the VWAP of the securities over the period comprising the last three Trading Days preceding the first Trading Day on which the Shares are traded ex-distribution and on which such securities are traded on the Trading Market in respect thereof,

o	in case of delivery of securities not yet listed on a Trading Market, the value of securities remitted will be equal, if they are to be listed on a Trading Market during the ten Trading Days’ period starting from (and including) the Trading Day on which the Shares are first traded ex-distribution, to the VWAP of such securities over the period comprising the three first Trading Days included in such ten Trading Days’ period and on which such securities are traded on the Trading Market in respect thereof, and

o	in all other cases (delivery of securities not listed on a Trading Market or listed on fewer than three Trading Days within the ten Trading Days’ period mentioned above or distribution of assets or the value of the securities of the assets not being capable of being determined in accordance with the foregoing), the value of the securities or the assets delivered per Share shall be determined by an independent expert of international reputation appointed by the Company, appointed from time to time by the Company at its own expense (the “Independent Expert”).

5.	In case of a free allocation to shareholders of securities, other than Shares and subject to paragraph 1 (b) above, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to:

(a)	if the rights to the free allocation of securities are listed on a Trading Market, the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Share price ex-right to free allocation + value of the right to free allocation

Share price ex-right to free allocation

For the calculation of this ratio:

-	the value of the Share price ex-right of free allocation will be equal to the VWAP of the Shares over the period comprising the first ten Trading Days starting on the Trading Day on which the Shares are first traded ex-right of free allocation;

-	the value of the right to free allocation will be equal to the VWAP of the right to free allocation over the ten Trading Days’ period referred to above.

If the right to free allocation is not traded on the Trading Market in respect thereof on each of the ten Trading Days referred to above, its value will be determined by an Independent Expert instead.

(b)	if the right to free allocation of securities are not listed on a Trading Market or the value of the right to free allocation cannot be determined as provided in (a) above, the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Share price ex-right to free allocation

+ Value of that/those security(ies) allocated per Share

Share price ex-right to free allocation

For the calculation of this ratio:

-	the Share price ex-right to allocation will be determined as in paragraph a) above.

-	if these securities are listed or are to be listed on a Trading Market within ten Trading Days starting from the Trading Day on which the Shares are first traded ex-distribution, the value of the securities allocated per Share will be equal to the VWAP of these securities over the period comprising the first three Trading Days included in such ten Trading Days’ period and on which said securities are traded on such Trading Market. If the allocated securities are not traded on at least three Trading Days during such ten Trading Days’ period, the value of these securities will be determined by an Independent Expert.

6.	In case of an absorption of the Company by another company (fusion par absorption) or a merger with one or more companies resulting in the incorporation of a new company (fusion par création d’une nouvelle société), a spin-off or division (scission) of the Company, the exercise of the PFWs will allow allocation of shares of the absorbing company or the new company(ies) or the company(ies) resulting from any division or spin-off.

The new Exercise Ratio will be determined by the Calculation Agent (if the Calculation Agent determines in its sole discretion it is capable of making such adjustment) or (otherwise) by an Independent Expert by multiplying the Exercise Ratio applicable before the start of the contemplated Transaction by the exchange ratio of the Shares against the shares of the absorbing company or the new company(ies) or the company(ies) resulting from any division or spin-off. These companies will be fully subrogated to the Company’s rights and obligations towards the Holders.

7.	In case of a buyback of the Company of its own Shares (except for buyback made pursuant to Article L. 22-10-62 of the French Commercial Code) at a price higher than the stock exchange price, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the buyback and the following ratio:

Share price x (1-Pc%)

 Share price – Pc% x Buyback price

For the calculation of this ratio:

-	Share price means the VWAP of the Shares over the period comprising the three last Trading Days preceding the buyback (or the ability of buyback):

-	Pc% means the percentage of total share capital repurchased; and

-	Buyback price means the effective buyback price.

8.	In case of amortization of the share capital of the Company, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio on the date before the start of the contemplated Transaction and of the following ratio:

Value of a Share before amortization

Value of a Share before amortization - amount of the amortization per Share

For the calculation of the ratio, the Share value before amortization will be equal to the VWAP of the Shares over the period comprising the last three Trading Days preceding the Trading Day on which the Shares are first traded ex- amortization.

9.	(a)	In case of a change in the allocation of profits and/or creation of new preferred shares resulting in such modification by the Company, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio before the start of the contemplated Transaction and the following ratio:

Share price before modification

Share price before modification - reduction per Share of the right to profits.

For the calculation of this ratio:

-	the Share price before modification means the VWAP of the Shares over the period comprising the last three Trading Days preceding the date of modification;

-	the reduction by Share on the right to profits will be determined by an Independent Expert and will be submitted to the approval of the Holders’ General Meeting (as defined in Condition 7).

If however these preferred Shares are issued with shareholders’ preferential subscription rights or by free distribution of PFWs to subscribe to such preferred shares, the new Exercise Ratio will be adjusted in accordance to paragraphs 1 or 5 above, as applicable.

(b)	in case of creation of preferred shares without a modification in the distribution of profits, the adjustment of the Exercise Ratio that would be necessary will be determined by an Independent Expert.

If the Company were to carry out transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and a later law or regulations require an adjustment, the Company shall undertake such adjustment in accordance with the law or regulations then applicable and the market practice observed in France.

In the event of an adjustment, the new exercise conditions will be brought to the prompt attention of the Holders pursuant to Condition 13 within three (3) Business Days of the effectiveness of the adjustment.

The Company’s Board of Directors will report the calculation and results of any adjustment in the annual report following such adjustment.

(b)	Retroactive Adjustments

If the Record Date for a transaction giving rise to an adjustment of the Exercise Ratio pursuant to Condition 5(a) or Condition 10 occurs prior to the date of issuance of the Shares required to be delivered pursuant to any exercise of PFWs (and whether such Record Date falls prior to, on or after the Exercise Date), the holder of such PFWs will have no right to participate in, and will have no right to indemnification in respect of, such transaction subject to their right to an adjustment of the Exercise Ratio until the delivery date of the Shares (exclusive) as specific in the next paragraph.

If the Record Date for a transaction giving rise to an adjustment of the Exercise Ratio pursuant to Condition 5(a) or Condition 10 occurs prior to the date of issuance of the Shares (other than Additional Shares) required to be delivered pursuant to any exercise of PFWs (and whether such Record Date falls prior to, on or after the Exercise Date) in circumstances where the Exercise Ratio in effect as of the relevant Exercise Date does not reflect the relevant adjustment in respect of such transaction, the Company will deliver to the relevant holder of such PFWs such number (as determined by the Calculation Agent) of additional Shares (the “Additional Shares”), as, together with the number of Shares required to be delivered based on the Exercise Ratio in effect on the Exercise Date (including for this purpose any fraction of a Share not delivered pursuant to Condition 4), is equal to such number of Shares as would have been required to be delivered had the Exercise Ratio adjusted in respect of such transaction been in effect on such Exercise Date.

The relevant holder of such PFWs will receive delivery of the Additional Shares (i) on or prior to the Exercised Shares Delivery Date or (ii) if the number of Additional Shares could not be determined by the Calculation Agent in time for such delivery to be made on or prior to the Exercised Shares Delivery Date, as soon as practicable after such determination is made.

6.	Form, Title and Transfer of PFWs

The PFWs will be issued in dematerialized form (dématérialisé) and held, at the option of the Holder (i) in registered form (au nominatif) (including administered registered form (nominatif administré)) in the securities account opened in the name of the Holder in the books of the Registrar (and, if held in administered registered form, of the Holder’s financial intermediary), or (ii) in bearer form (au porteur).

Subject to compliance with any applicable securities laws, the PFWs are freely negotiable.

PFWs shall not be listed on Euronext Paris or on any other stock exchange.

Title to the PFWs held by the Holders will be established and evidenced in accordance with Articles L.211-3 and R.211-1 of the French Monetary and Financial Code by book-entries (inscription en compte). No physical document of title (including certificats représentatifs pursuant to Article R.211-7 of the French Monetary and Financial Code) will be issued in respect of the PFWs.

The PFWs will, upon issue, be inscribed in the books of Euroclear France SA (“Euroclear France”) (ISIN code FR001400ZDL7), which shall credit the accounts of the intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes the depositary bank for Clearstream Banking, S.A. and Euroclear Bank SA/NV. In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, title to the PFWs shall be evidenced by entries in the books of such intermediary institutions, and transfer of the PFWs may only be effected through registration of the transfer in their books.

7.	Representation of Holders

The Holders will be grouped automatically in a collective group with legal personality (the “Masse”) to defend their common interests.

The Masse will be governed by the provisions of the French Commercial Code (with the exception of the provisions of Article L.228-48 thereof), subject to the following provisions:

The Masse will be a separate legal entity by virtue of Article L.228-103 of the French Commercial Code, acting in part through a representative (the “Representative”) elected by the Holders' General Meeting (as defined hereafter) and in part through a holders’ general meeting (the “Holders’ General Meeting”). In accordance with Articles L. 228-47 and L.228-51 of the French Commercial Code, the Holders’ General Meeting shall be represented by a representative of the Masse. The representative will be appointed by the Holders’ General Meeting.

The Masse alone, to the exclusion of all individual Holders, shall exercise the common rights, actions and benefits which now or in the future may accrue with respect to the PFWs. The Holders’ General Meeting shall be called upon to authorize any changes to the Terms and Conditions and to approve any decision that has an impact on the conditions for subscription of the PFW Shares determined within the scope of these Terms and Conditions, for the avoidance of doubt, decisions should be approved by the Holders’ General Meeting at the majority provided for in Article L. 228-65 of the French Commercial Code (i.e., two-thirds majority of the votes cast at such meeting).

In accordance with Articles L. 228-59 and R. 228-67 of the French Commercial Code, notice of date, hour, place and agenda of any Holders' General Meeting will be given by way of a press release published by the Company which will also be posted on its website (https://inventivapharma.com) not less than fifteen (15) calendar days prior to the date of such general meeting on first notice, and five (5) calendar days on second notice.

Each Holder has the right to participate in a Holders' General Meeting in person, by proxy, by correspondence and, in accordance with Article L. 228-61 of the French Commercial Code by any other means of telecommunication allowing the identification of participating Holders.

Decisions of the Holders' General Meetings once approved will be published by way of a press release posted by the Company on its website (https://inventivapharma.com).

8.	Calculation Agent, Independent Expert

The Company has appointed Conv-Ex Advisors Limited as calculation agent (the “Calculation Agent”).

The Company reserves the right at any time to modify or terminate the appointment of the Calculation Agent and/or appoint a substitute Calculation Agent or approve any change in the office through which such agent acts, provided that, so long as any PFW is outstanding, there will at all times be a Calculation Agent.

The Calculation Agent is acting exclusively as an agent for, and upon request from, the Company. Neither the Calculation Agent (acting in such capacity) nor any Independent Expert appointed in connection with the PFW (acting in such capacity), shall have any relationship of agency or trust with, nor shall the Calculation Agent (acting in such capacity) nor any Independent Expert appointed as aforesaid (to the fullest extent permissible by law) shall be liable nor shall they incur any liability as against, the Holders, the Representative and (in the case of adjustments, calculations and determinations performed by an Independent Expert) the Calculation Agent.

The Calculation Agent may, subject to the provisions of the calculation agency agreement to be entered into between the Company and the Calculation Agent at the latest on the Issue Date, consult on any matter (including but not limited to, any legal matter), with any legal or other professional adviser and it shall be able to rely upon, and it shall not be liable and shall incur no liability as against the Company, the Representative or the Holders in respect of anything done, or omitted to be done, relating to that matter in good faith in accordance with that adviser’s opinion.

If any doubt shall arise as to whether an adjustment is to be made to the Exercise Ratio or as to the appropriate adjustment to the Exercise Ratio, or as to any determination specified to be made by the Calculation Agent in these Terms and Conditions, and following consultation between the Company and the Calculation Agent, an Independent Expert (which may not be the Calculation Agent) may be appointed by the Company, at its own expense, and shall be so appointed by the Company (and will also be so appointed by the Company upon the request of the Representative on behalf of a Holder and in case of absence of such Representative, upon the request of such Holder); the Independent Expert will be in charge of delivering a written opinion in respect of such adjustment or determination and shall be conclusive and binding on the Company, the Holders, the Registrar and the Calculation Agent, save in the case of wilful default, bad faith or manifest error.

9.	Suspension of the ability to exercise the PFWs

In case of a capital increase, absorption, merger, spin-off or issue of new Shares or securities giving access to the share capital, or any other financial transaction involving a preferential subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company will be entitled to suspend the exercise of the PFWs for a period that may not exceed three months or any other period set by the applicable regulations. Notwithstanding anything contained herein, in the case of a suspension under this Condition 9, the Exercise Period shall be automatically extended for the same duration as the period of suspension. The Company's decision to suspend the ability to exercise the PFWs will be published (to the extent that such publication is required under French law or any other form of communication compliant with applicable regulations) in the Bulletin des annonces légales obligatoires. This notice will be published at least seven (7) calendar days (so long as required by French law) before the suspension becomes effective and will indicate the dates on which the suspension exercise of the PFWs will begin and end. At the same time, this information will also be the object of a notice published by the Company pursuant to Condition 13 and (if the rules of Trading Market so require) a notice published by the Trading Market.

10.	Modification of the rules for profit distribution, capital amortization, modification of the legal form or corporate purpose of the Company – reduction of the Company’s share capital due to losses

Pursuant to the provisions of Article L. 228-98 of the French Commercial Code and to the extent not already covered by the provisions of Condition 5(a):

(i)	the Company may modify its form or corporate purpose without the approval of the Holders’ General Meeting;

(ii)	the Company may, without requesting the approval of the Holders’ General Meeting, amortize its share capital, modify the allocation of its profits or issue preferred shares, as long as there are outstanding/unexercised PFWs, provided that it has taken the necessary measures to preserve the rights of the Holders (see Condition 5 above);

(iii)	in case of a reduction in the Company's share capital motivated by losses and carried out by reducing the nominal amount or the number of Shares making up the share capital, the rights of the Holders will be reduced accordingly, as if they had exercised the PFWs before the date on which the capital reduction became effective. In case of a reduction in the Company's Share capital by reducing the number of shares, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio in force before the reduction in the number of Shares and the ratio of the number of shares outstanding to the number of shares and the following ratio:

Number of Shares forming the share capital after the transaction

Number of Shares forming the share capital before the transaction

11.	New issues and assimilation

The Company may not, unless it requires the consent of the Holders’ General Meeting, issue other warrants fungible with (assimilable) the PFWs. To the extent that these similar (assimilable) warrants and the PFWs will confer identical rights in all respects and that the terms and conditions of those warrants are identical to these of the PFWs, the Holders and the holders of those warrants will be regrouped in a single masse for the defense of their common interests.

12.	Absence of restriction in the Company’s bylaws on the free negotiability of the PFWs and the PFW Shares to be issued upon exercise

Nothing in the Company’s by-laws’ provisions restricts the free negotiability of the PFWs and the Shares.

13.	Notices

Any notice to the Holders shall be deemed to be duly given if it has been made available to the Holders on the website of the Company (https://inventivapharma.com).

14.	Taxes

The Company shall pay any and all documentary, stamp, transfer and other similar taxes which may be payable under French laws with respect to the issue and delivery of PFW Shares upon exercise of the PFWs.

15.	Successor and Assigns

These Terms and Conditions shall be binding upon and inure to the benefit of the Holders and their assigns, and shall be binding upon any entity succeeding to the Company by consolidation, merger or acquisition of all or substantially all of the Company’s assets. The Company may not assign the PFWs or any rights or obligations hereunder without the prior written consent of each Holder.

16.	Third Party Rights

These PFWs confer no right on any person other than the Holder thereof to enforce any of these Terms and Conditions or any other term of these PFWs.

17.	Governing Law

These Terms and Conditions shall be interpreted, governed by and construed in accordance with the law of France.

Any suit, action or proceeding arising out of or based upon the PFWs or the transactions contemplated by these Terms and Conditions will be submitted to the exclusive jurisdiction of the Paris court of economic activities (Tribunal des activités économiques de Paris), and, to the extent permitted by law, the Company and the Holders irrevocably waive any objection it may now or hereafter have to personal jurisdiction the laying of venue of any such suit, action or proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Appendix A

Form of Exercise Notice

To: [Registrar]

Attention: [●]

Copy to: Company

Attention: Frederic Cren ([•]) / Jean Volatier ([•])

EXERCISE NOTICE

Reference is made to the PFWs (ISIN code: FR001400ZDL7), issued on [•], 2025, by Inventiva S.A., a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Dijon under number 537 530 255, and having its registered office at 50, rue de Dijon, 21121 Daix, France (the “Company”).

Unless otherwise expressly defined herein, the terms in this Exercise Notice shall have the meaning set forth in the Terms and Conditions of the PFWs.

The undersigned, [●], residing [●], having a full knowledge of the Company’s by-laws and the Terms and Conditions of the PFWs, benefitting from the cancellation of the preferential subscription right, and, in accordance with and pursuant to the terms of the PFWs, it being understood and agreed that one PFW is exercisable for such number of Shares as is determined in accordance with Condition 4 based on the Exercise Ratio in effect on the Exercise Date, the undersigned hereby elects to exercise [LETTERS] ([NUMBERS]) PFWs out of the ___________________ PFWs held by the undersigned.

As a result of the above, the undersigned:

-	hereby subscribes to the number of PFW Shares calculated in accordance with the Conditions in respect of this exercise (the “Exercised Shares”),

-	pays in whole and immediately an Aggregate Exercise Price (as defined in Condition 2(b)) amounting to €[LETTERS] (€[NUMBERS])[1] by wire transfer of immediately available funds in Euros to on the account number [●] open in the name of the Company at Registrar, bank code [●], guichet code [●], RIB key [●], Swift [●], IBAN [●] of the corresponding amount;

Pursuant to Condition 2(e), on the Exercised Shares Delivery Date, the Exercised Shares will be credited2:

(i)	to the undersigned’s securities account opened in the name of the undersigned with the Registrar, or

(ii)	to the following undersigned’s securities account [●].

1 Per the definition thereof, the Aggregate Exercise Price is equal to the product of:

(A) Euro 0.01 (being the Exercise Price per PFW); and

(B) the number of PFWs being exercised pursuant to this Exercise Notice.

2 Please modify according to your choice.

Subscription Date:

Name:

By:	[3]

Name:

Title:

Dated:

3 Please insert the following handwritten note above the signature “Valid for the subscription of the relevant number of Exercised Shares”.

Appendix B

Form of acknowledgement by the Registrar

To: [Holder]

Attention: [●]

Copy to: Company

Attention: Frederic Cren ([•]) / Jean Volatier ([•])

The Registrar hereby acknowledges this Exercise Notice attached hereto.

Date:
By:

Name:

Title:

EXHIBIT A

TheSE terms and conditions of the Warrants do not constitute a certificate representing the warrants.

TERMS AND CONDITIONS OF THE WARRANTS TRANCHE 3

Inventiva, a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Dijon under number 537 530 255 and having its registered office at 50, rue de Dijon, 21121 Daix, France (the “Company”), hereby deciding to issue on May 2, 2025 by decisions of the Board of Directors acting pursuant to the power delegated to it by the Company’s shareholders at the general meeting held on December 11, 2024 in its 33rd and 49th resolutions, to the investors named in the resolutions 34 to 48 and 50 to 57 on the Issue Date (as defined herein), (i) an aggregate of 42,488,883 units (the “ABSAs”), each consisting of one ordinary share of the Company, nominal value €0.01 per share (each, a “New Share”) and (ii) with one warrant attached with a maturity of July 30, 2027 to subscribe a number of ordinary shares as determined pursuant to the Exercise Ratio (as defined herein), with a nominal value €0.01 per share (each, a “Warrant Share”), at a subscription price per ordinary share equal to the prevailing Exercise Price per Warrant Share (as defined herein, being €1.50 per ordinary share, subject to adjustment from time to time in accordance with the Conditions thereof), including an issuance premium of €1.49 (each, a “Warrant” and collectively, the “Warrants” which shall include the Warrants attached to the Pre-Funded Warrants) and (ii) an aggregate of 43,437,036 units (the “PFW-BSA”), each consisting of one pre-funded warrant (bon de souscription d’actions préfinancé) to subscribe initially to one (1) ordinary share of the Company (“Pre-Funded Warrants”) with one Warrant attached to each pre-funded warrant. The 85 925 919 Warrants are issued on the terms and conditions herein (the “Terms and Conditions” or the “Conditions”). The Warrants shall neither be admitted to trading on any stock exchange or trading market nor admitted to the operations of Euroclear France SA. Each Warrant is initially exercisable for 0.91 Warrant Share (subject to adjustment from time to time in accordance with these Conditions, the “Exercise Ratio”) for an exercise price equal to the Exercise Price per Warrant of €1.35 (being the product of the initial Exercise Price per Warrant Share (i.e. €1.50) multiplied by the initial Exercice Ratio (i.e. 0.9 Warrant Share per Warrant)).

1.	Interpretation

For the purposes of these Terms and Conditions, unless the context otherwise requires, the following words shall have the meaning set out opposite them:

“Aggregate Exercise Price”	has the meaning given in Condition 2(d);
“Business Day”	means a day, other than a Saturday, Sunday, U.S. federal holiday or a weekday on which banks are open for general banking business in the United States and France;
“Calculation Agent”	has the meaning given in Condition 8;
“Closing Date”	means on or about May 7, 2025;

1 The Exercise Ratio was initially calculated at the time of issuance of the ABSA and is initially equal to P1/ P2 where P1 is the issue price of the Tranche 2 ABSA (i.e. €1.35), P2 is the Reference Price (i.e. €1.50), rounded down to the next 1/100 with two decimals and the Reference Price is EUR 1.50

“Company”	has the meaning given in the introduction;
“Euronext Paris”	means the regulated market of Euronext Paris S.A. (or any successor thereto) in Paris;
“Exercise Date”	means, in relation to any exercise of the Warrants, the date on which the Aggregate Exercise Price for such Warrants is received by the Registrar, together with a copy of a duly completed Exercise Notice in accordance with Conditions 2(d) and 2(e);
“Exercise Notice”	has the meaning given in Condition 2(d);
“Exercise Period”	has the meaning given in Condition 2(a);
“Exercice Price per Warrant Share”	means initially €1.50, and at any time following any adjustment to the Exercise Ratio, the Exercise Price per Warrant (being €1.35) divided by the Exercise Ratio in effect at such time.
“Exercise Price per Warrant”	means €1.35 (being the product of the initial Exercise Price per Warrant Share (i.e. €1.50) multiplied by the initial Exercise Ratio (i.e. 0.9 Warrant Share per Warrant)).
“Exercise Ratio”	has the meaning given in the introduction;
“Exercised Shares”	has the meaning given in Appendix A;
“Exercised Shares Delivery Date”	has the meaning given in Condition 2(f);
“French Commercial Code”	means the French Code de Commerce;
“French Monetary and Financial Code”	means the French Code monétaire et financier;
“Holder”	means any holder of Warrant(s) from time to time;
“Issue Date”	means the date of issue of the ABSAs and the PFW-BSAs, being on or about May 7, 2025;
“Key Primary Endpoint”	means, in the context of NATiV3, the assessment of the effect of lanifibranor compared to placebo on NASH resolution and improvement of fibrosis' assessed by liver histology;
“Key Secondary Endpoint”

means in the context of NATiV3:

-     the assessment of the effect of lanifibranor compared to placebo on NASH resolution and no worsening of fibrosis; and

-     the assessment of the effect of lanifibranor compared to placebo on improvement of fibrosis with no worsening of NASH;

“Maturity Date”	means July 30, 2027 or if such date is not a Business Day, the following Business Day;

“NATiV3”	means the Phase 3 clinical trial evaluating lanifibranor for the treatment of non-alcoholic steatohepatitis;
“Person(s)”	means an individual or a corporation, a general or limited partnership, a trust, an incorporated or unincorporated association, a joint venture, a limited liability company, a limited liability partnership, a joint stock company, a government (or any agency or political subdivision thereof) or any other entity of any kind;
“Record Date”	means, in respect of any transaction giving rise to an adjustment of the Exercise Ratio pursuant Condition 5(a) or Condition 10, (i) the date on which the ownership of the Shares is established so as to determine which holder of Shares are the beneficiaries of a given transaction or may take part in a transaction and, in particular, to which holder of Shares, a dividend, a distribution or an allocation, announced or voted as of this date or announced or voted prior to this date, should be paid, delivered, or completed; or (ii) (if such a date cannot be determined as provided in (i) above in the case of a transaction pursuant to paragraph 9 of Condition 5(a)) such date as is determined in good faith to be appropriate by an Independent Expert;
“Registrar”	means the registrar of the Warrant Shares and the registrar of the Warrants on behalf of the Company from time to time as specified in writing by the Company to the Holders of the Warrants pursuant to Condition 13 which, as of the Issue Date, is Société Générale Securities Services;
“Securities Act”	means the United States Securities Act of 1933, as amended;
“Shares”	means the ordinary shares, with a nominal value €0.01 each (as at the Issue Date) in the share capital of the Company;
“Subscription Agreements”	means the subscription agreements pursuant to which the ABSAs and PFW-BSAs are issued by the Company and subscribed by the Holders;
“T1 Shares”	means the Company’s Shares issued on October 17, 2024 as part of the Company’s reserved offering;
“Terms and Conditions”	has the meaning given in the introduction;
“Trading Day”	means any day (other than a Saturday or Sunday) on which the Shares are traded on the Trading Market in respect thereof, other than a day on which such trading ceases prior to the usual closing time, whether such cessation is scheduled (as it is often the case regarding trading on Euronext Paris on 24 and 31 December) or unscheduled;
“Trading Market”	means Euronext Paris or if the Shares (or, as applicable, any other securities referred to in Condition 5(a)) are no longer admitted to trading on Euronext Paris at the relevant time, the principal stock exchange on which the Shares (and, as applicable, any of the Securities referred to in Condition 5) are admitted to trading at such time;

“Tranche 3 Event”	means the release by the Company of topline data announcing that any Key Primary Endpoint or Key Secondary Endpoint, with any dosage regimen tested in the trial, have been met no later than June 15, 2027;
“Transaction”	has the meaning given in Condition 5;
“Transformative Event”	means any of the following (i) a transaction by which a person, alone or in concert, acquires (by any means and in one or more transactions) control of the Company (control having the meaning provided in article L. 233-3 of the French commercial code), (ii) the public announcement or the filing with a competent market authority of a public offer to purchase or exchange (offre publique d’achat, offre publique d’échange, offre alternative, offre mixte) all of the securities of the Company, (iii) the Company becomes party to a merger where the holdings of shareholders of the Company are diluted by 30% or more, (iv) the Company transfers material rights or assets relating to Lanifibranor to a third party or to an entity in which the Company holds less than 51% of the capital or voting rights or (v) the Company becomes party to a joint venture or other agreement relating to Lanifibranor, which joint-venture or agreement has or may reasonably be expected to have a significant effect on the Company’s business, financial condition or prospects;
“VWAP”	means, in respect of the Share or other security, on any Trading Day, the volume-weighted average price of such Share or other security on such day on the Trading Market in respect thereof as published by or derived from Bloomberg page HP (or any successor page) (setting “PR094 VWAP (Vol Weighted Average Price)”, or any successor setting) in respect of such Share or other security for such Trading Market (such page being as at the Issue Date of the Warrants, in the case of the Share, IVA FP Equity HP ), provided that in the case of a VWAP to be observed over a period comprising several Trading Days, such VWAP shall be equal to the volume-weighted average of the relevant daily VWAPs (the daily volumes to be used for the purpose of determining such weighted average being the volumes as published on such Bloomberg page HP (or any successor page), setting “VWAP Volume” (or any successor setting)), as determined by the Calculation Agent;
“Warrant Shares”	has the meaning given in the introduction; and
“Warrants”	has the meaning given in the introduction.

Condition headings are included for the convenience of the parties only and do not affect the interpretation of the Warrants.

2.	Exercise

(a)	Exercise Period

Subject to the conditions and limitations specifically provided herein, each Holder may exercise the Warrants owned by it, in whole or in part (subject always to exercising a whole number of Warrant), in one or more instances, for cash:

-	during the period starting from (and including) the date of occurrence of the Tranche 3 Event and ending on the earlier of (x) the forty-fifth (45th) calendar day following the date of occurrence of the Tranche 3 Event and (y) the third (3rd) Business Day (included) prior to the Maturity Date; and

-	if the condition precedent provided in Condition 2(b)(i) below is waived in accordance with this Condition, during the period starting from (and including) the date on which such waiver is granted and ending on the third (3rd) Business Day (included) prior to the Maturity Date

(as may be extended pursuant to Condition 9, the “Exercise Period”).

Any Warrant that has not been exercised in accordance with these Terms and Conditions shall become null and void on the third (3rd) Business Day following the expiry of the Exercise Period and at such time the rights of the Holder to exercise such Warrant shall lapse.

The Company will notify, without delay, the Holders of the occurrence of the Tranche 3 Event or of a Transformative Event and of the beginning of the Exercise Period pursuant to Condition 12.

(b)	Conditions for exercise

The exercise of the Warrants by each Holder is subject to (i) the occurrence of the Tranche 3 Event, (ii) all the New Shares and/or the Pre-Funded Warrants to be subscribed by the relevant Holder in accordance with the Subscription Agreement having been duly subscribed by such Holder (or any transferee thereof in accordance with the Subscription Agreement) on the Closing Date and (iii) the execution by the Holder of such documents referred to in Condition 2(d) and payment of the aggregated Exercise Price per Warrant.

The condition precedent provided in (i) above may be waived upon a decision of Holders representing 60% of the aggregate of all Warrants in case of occurrence of a Transformative Event which occurs prior to the Maturity Date (regardless of whether the Tranche 3 Event has occurred). For the sake of clarity, in case of such waiver, the Warrants may be exercised even before the Tranche 3 Event.

(c)	Exercise Price per Warrant

Subject to any adjustment to the Exercise Ratio as provided in Condition 5 (or, as the case may be, Condition 10), each one (1) Warrant is exercisable into a number of Warrant Shares equal to the Exercise Ratio in effect on the relevant Exercise Date, at a price equal to €1.35 per Warrant, equating to the initial Exercise Price per Warrant Share in respect of each whole Warrant Share, of €1.50 (being the VWAP over the last five trading sessions preceding the signing of Subscription Agreement of the T1 Shares).

(d)	Terms of exercise

In order to exercise the Warrants, the Holder shall at any time during the Exercise Period (i) send to the Registrar, by facsimile transmission (at [•]) or by their secured platform SecureHub, at any time prior to 5.00 p.m., Paris time, on any Business Day during the Exercise Period, a notice, with a copy to the Calculation Agent, to the attention of the Calculation Agency Team ([•]) and the Company, to the attention of Frederic Cren ([•]) and Jean Volatier ([•]) or such other Company representatives, in the form of the exercise notice (bulletin de souscription) set forth in Appendix A (each an “Exercise Notice”), of the Holder’s election to exercise the Warrants, which Exercise Notice shall specify the number of Warrants to be exercised and the relevant number of Warrant Shares to be subscribed (or the number of Warrant Shares as determined by the Calculation Agent pursuant to Condition 4), and (ii) within two (2) Business Days of the sending of the Exercise Notice, make payment to the Registrar for the account of the Company of an amount equal to the product of (a) the Exercise Price per Warrant and (b) the number of Warrants being exercised (the “Aggregate Exercise Price”) by wire transfer of immediately available funds in Euros as set forth in Condition 2(f) below. If the Exercise Notice or, as the case may be, the Aggregate Exercise Price is received by the Registrar on a day which is not a Business Day or after 5.00 p.m., Paris time on any Business Day, such Exercise Notice or, as the case may be, the Aggregate Exercise Price shall be deemed to have been received by the Registrar on the immediately following Business Day. For the avoidance of doubt the Holder may exercise all or parts of its Warrants in one or several times within the Exercise Period, it being specified that each Warrant shall be exercised only once. No ink-original Exercise Notice shall be required, nor shall any type of guarantee or notarization of any Exercise Notice be required. The Aggregate Exercise Price shall be received no later than two (2) Business Days of the sending of the Exercise Notice.

(e)	Confirmation of Exercise

Upon receipt by the Registrar of an Exercise Notice and the corresponding Aggregate Exercise Price in accordance with Condition 2(d), the Registrar shall, as soon as practicable but in no event later than 5:00 p.m. Paris time, on the second (2nd) Business Day immediately following the Exercise Date, send by facsimile transmission or by email, with a copy to the Company and the Calculation Agent, a confirmation of receipt of such Aggregate Exercise Price and Exercise Notice in the form of the notice at Appendix B to the Holder.

(f)	Issue of Warrant Shares Upon Exercise

In the event of any exercise of the Warrants in accordance with Condition 2(d), the Company shall allot and issue to the Holder the Warrant Shares to which the Holder thereby becomes entitled on or with effect from the Exercise Date. In such event the Company shall cause the Registrar to, on or before the third (3rd) Business Day (the “Exercised Shares Delivery Date”) following the Exercise Date, credit such aggregate number of Warrant Shares to which the Holder shall be entitled to and as stated in the Exercise Notice (i) to the Holder’s securities account opened in the name of the Holder with the Registrar, or (ii) to the Holder’s securities account opened in the name of the Holder with any other financial intermediary and indicated in the Exercise Notice.

The Company’s obligation to issue Warrant Shares upon exercise of the Warrants shall not be subject to (i) any set-off or defense or (ii) any claims against any holder of Warrants however arising.

3.	Warrant Shares

(a)	Form of Warrant Shares

At the option of the Holder, the Warrant Shares will be delivered (i) in registered form (au nominatif) (including administered registered form (nominatif administré)) in the securities account opened in the name of the Holder in the books of the Registrar (and, if held in administered registered form, of the Holder’s financial intermediary), or (ii) in bearer form (au porteur), in the securities account opened in the name of the Holder in the books of the Holder’s financial intermediary.

(b)	Dividend Due Date and Rights Attached to the Warrant Shares

Upon issuance, Warrant Shares allotted pursuant to an Exercise Notice will grant the same rights, including, as from their date of issuance, the right to any dividend or any other distribution decided or to be paid, as are granted to holders of the Shares, and will be entirely assimilated to the Shares.

Warrant Shares shall be subject to all the Company’s by-laws’ provisions and to the decisions of the shareholders’ meetings.

Once issued, the Registrar will submit an application on behalf of the Company for the Warrant Shares to be admitted to trading on the Trading Market, on the same quotation line as the Shares. The issuance of the Warrants, the issuance of the Warrant Shares upon exercise of the Warrants and the resale of the Warrants or the Warrant Shares by the Holders have not and will not be registered under the Securities Act.

(c)	Transfer of Warrant Shares

Subject to compliance with any applicable securities laws, Warrant Shares will, upon issuance, be freely negotiable and transferable as of the date of their entry in a securities account.

In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, Shares are transferred from account to account and transfer of ownership of the Warrant Shares will result from the moment they are registered in the name of the transferee or by book entry, as applicable.

Application will be made for all the Warrant Shares upon exercise of the Warrants to be admitted to Euroclear France SA.

4.	Fractional Interests

Any adjustment will be made so that it equalizes, up to the next 1/100th of a Share, the value of Warrant Shares that would have been obtained if Warrants had been exercised immediately before the implementation of one of the Transactions mentioned in Condition 5 and the value of the Warrant Shares that would have been obtained in the event of exercising the Warrants immediately after the implementation of that Transaction.

In case of adjustments made in accordance with paragraphs 1 to 9 mentioned in Condition 5 (or, as the case may be, Condition 10), the new Exercise Ratio will be determined with two decimals rounded to the next 1/100th (0.005 rounded up to the next 1/100th, i.e. 0.01). Possible subsequent adjustments will be effected based on the preceding Exercise Ratio as so calculated and rounded.

The Warrant Shares, however, may only be delivered in a whole number of Shares.

No fractional Shares shall be issuable upon the exercise of a Warrant, provided that the number of Warrant Shares to be delivered in respect of any exercise of one or more Warrant pursuant to any one Exercise Notice shall be determined by the Calculation Agent, and notified to the Company and the Registrar and the Holder of the Warrants, no later than 5:00 p.m. Paris time, on the Business Day immediately following the Exercise Date in respect of such exercise, as the product (rounded down to the nearest whole multiple of one Share) of (i) the Exchange Ratio in effect on the Exercise Date in respect of such exercise and (ii) the aggregate number of Warrants so exercised pursuant to such Exercise Notice, and the Holder will receive from the Company a cash payment equal to the product (rounded down to the nearest whole multiple of €0.01) of (x) the fractional share (if any) so rounded down and (y) the closing price of a Share on the Trading Market on the last Trading Day preceding such Exercise Date.

The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this Condition, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

5.	Adjustments of Exercise Ratio

(a)	Adjustments to the Exercise Ratio

Warrants issued by the Company are securities giving access to the share capital of the Company within the meaning of Articles L. 228-91 et seq. of the French Commercial Code.

The Exercise Ratio will be subject to adjustment from time to time according to mandatory legal requirements imposed by the French Commercial Code and in particular by Articles L. 228-98 to L. 228-101 (with the exception of the provisions of Articles L. 228-99 1°) and L. 228-99 2°)) and Articles R. 228-90 to R. 228-92 of this Code.

In accordance with the provisions of Article R. 228-92 of the French Commercial Code, if the Company decides to issue new Shares or securities giving access to the capital with preferential subscription rights limited to its shareholders, to distribute reserves (in cash or in kind) and share premiums or to change the allocation of its profits by creating preferred Shares, or to otherwise carry out any of the Transactions listed below, it will inform (as long as the current regulation so requires) the Holders via an announcement in the Bulletin des Annonces Légales Obligatoires and pursuant to Condition 13.

If the Company is absorbed by a company or merges or consolidates with (fusions) one or several other companies to participate in the incorporation of a new entity, or proceed with a split (scission), the Holders shall exercise their rights in the entity(ies) that is/are the beneficiary(ies) of the contributions in accordance with the provisions of Article L. 228-101 of the French Commercial Code.

So long as any Warrants are outstanding and upon the completion of any of the following transactions (each, a “Transaction”):

-	financial transactions (issuance of Shares or any other securities of any nature) with listed preferential subscription rights or by free allocation of listed subscription warrants;

-	free allocation of Shares to shareholders, regrouping or splitting Shares;

-	incorporation of reserves, profits or premiums into equity, by increasing the nominal value of the Shares;

-	distribution of reserves and of any Share premium, in cash or in kind;

-	free allocation, to the shareholders of the Company of any securities of the Company (except Shares);

-	merger by acquisition (fusion par absorption), merger (fusion par création d’une nouvelle société), spin-off, or division (scission) of the Company;

-	buyback of its own Shares at a price higher than the Trading Market price;

-	amortization of the share capital; and

-	change in the allocation of profits and/or creation of preferred Shares;

in each case the Record Date of which falls on or after the Issue Date (save in the case of any exercised Warrant if the date of issuance of the Warrant Shares in respect of such exercise falls on or before such Record Date), the maintenance of the rights of the Holders will be ensured by proceeding to an adjustment of the Exercise Ratio (or as otherwise prescribed) in accordance with the conditions below.

Adjustments to the Exchange Ratio carried out in accordance with the conditions below (or Condition 10) will become effective on the date on which the Transaction triggering such adjustment is completed.

1.

(a)	For financial transactions (issuance of Shares or any other securities of any nature) with listed preferential right to subscription, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the start of the Transaction at issue and the following ratio:

Value of a Share after detachment of the preferential subscription right

+Value of the preferential subscription right

Value of a Share after detachment of the preferential subscription right

To calculate this ratio, (i) the value of a Share after detachment of the preferential subscription right will be equal to the average of the opening prices (if any) of the Shares on the Trading Market for the Shares on all Trading Days included in the subscription period and (ii) the value of the preferential subscription right will be equal to the average of the opening prices (if any) of the preferential subscription right on the Trading Market for the preferential subscription right on all Trading Days included in the subscription period.

(b)	For financial transactions carried out through the free allocation of listed subscription warrants to shareholders with a correlative ability to sell the securities resulting from subscription warrants not exercised by the holders during the period of subscription which has opened to them, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio before the start of the Transaction contemplated and of the following ratio:

Value of a Share after detachment of the subscription warrant

+Value of the subscription warrant

Value of a Share after detachment of the subscription warrant

-	the value of a Share after detachment of the subscription warrant will be equal to the volume-weighted average price of (i) the trading prices (if any) of the Shares on the Trading Market on each Trading Day included in the subscription period, and, if there is a rump placement, (ii) either (a) the sale price of the Shares sold in the rump placement (and applying the volume of Shares sold in the offering to the sale price), if such securities are fungible with the Shares, or (b) the trading prices (if any) of the Shares on the Trading Market on the day the sale price for the securities sold in the rump placement is fixed, if such securities are not fungible with the Shares;

-	the value of the subscription warrant will be equal to the volume-weighted average price of (i) the trading prices (if any) of the subscription warrants on the Trading Market on each Trading Day included in the subscription period, and (ii) the implicit value of the subscription warrants (applying to this amount the corresponding number of warrants exercised in respect of the securities sold in the offering), being equal to either (a) the difference, if positive, adjusted by the warrant exercise ratio, between the sale price of the securities sold in the rump placement and the subscription price of the securities upon the exercise of the subscription warrants, or (b) if such difference as aforesaid is not positive, zero (0).

2.	In case of a free allocation of Shares to shareholders, and also in case of regrouping or splitting of Shares, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Number of Shares forming the share capital after the Transaction

Number of Shares forming the share capital before the Transaction

3.	In case of a capital increase by incorporation of reserves, profits or premiums carried out by increasing the nominal value of the Shares, the nominal value of the Warrant Shares the Holders could obtain by exercising their Warrants will be determined by the Calculation Agent and will be increased in due proportion.

4.	In case of a distribution of reserves and of any share premiums, either in cash or in kind (securities in portfolio...), the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Value of a Share before distribution

Value of a Share before distribution

- Amount per Share of the distribution or value of securities or assets distributed per Share.

For the calculation of this ratio:

-	the value of a Share before the distribution will be equal to the VWAP of the Shares over the period comprising the last three Trading Days preceding the first Trading Day on which the Shares are traded ex-distribution;

-	if distribution is made in kind:

o	in case of delivery of securities already listed on a Trading Market, the value of the securities will be equal to the VWAP of the securities over the period comprising the last three Trading Days preceding the first Trading Day on which the Shares are traded ex-distribution and on which such securities are traded on the Trading Market in respect thereof,

o	in case of delivery of securities not yet listed on a Trading Market, the value of securities remitted will be equal, if they are to be listed on a Trading Market during the ten Trading Days’ period starting from (and including) the Trading Day on which the Shares are first traded ex-distribution, to the VWAP on such securities over the period comprising the three first Trading Days included in such ten Trading Days’ period and on which such securities are traded on the Trading Market in respect thereof, and

o	in all other cases (delivery of securities not listed on a Trading Market or listed on fewer than three Trading Days within the ten Trading Days’ period mentioned above or distribution of assets or the value of the securities of the assets not being capable of being determined in accordance with the foregoing), the value of the securities or the assets delivered per Share shall be determined by an independent expert of international reputation appointed by the Company, appointed from time to time by the Company at its own expense (the “Independent Expert”).

5.	In case of a free allocation to shareholders of securities, other than Shares and subject to paragraph 1 (b)above, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to:

(a)	if the rights to the free allocation of securities are listed on a Trading Market, the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Share price ex-right to free allocation + value of the right to free allocation

Share price ex-right to free allocation

For the calculation of this ratio:

-	the value of the Share price ex-right of free allocation will be equal to the VWAP of the Shares over the period comprising the first ten Trading Days starting on the Trading Day on which the Shares are first traded ex-right of free allocation;

-	the value of the right to free allocation will be equal to the VWAP of the right to free allocation over the ten Trading Days’ period referred to above.

If the right to free allocation is not traded on the Trading Market in respect thereof on each of the ten Trading Days referred to above, its value will be determined by an Independent Expert instead.

(b)	if the right to free allocation of securities are not listed on a Trading Market or the value of the right to free allocation cannot be determined as provided in (a) above, the product of the Exercise Ratio applicable before the start of the Transaction contemplated and of the following ratio:

Share price ex-right to free allocation

+ Value of that/those security(ies) allocated per Share

Share price ex-right to free allocation

For the calculation of this ratio:

-	the Share price ex-right to allocation will be determined as in paragraph (a)above.

-	if these securities are listed or are to be listed on a Trading Market within ten Trading Days starting from the Trading Day on which the Shares are first traded ex-distribution, the value of the securities allocated per Share will be equal to the VWAP of these securities over the period comprising the first three Trading Days included in such ten Trading Days’ period and on which said securities are traded on such Trading Market. If the allocated securities are not traded on at least three Trading Days during such ten Trading Days’ period, the value of these securities will be determined by an Independent Expert.

6.	In case of an absorption of the Company by another company (fusion par absorption) or a merger with one or more companies resulting in the incorporation of a new company (fusion par création d’une nouvelle société), a spin-off or division (scission) of the Company, the exercise of the Warrants will allow allocation of shares of the absorbing company or the new company(ies) or the company(ies) resulting from any division or spin-off.

The new Exercise Ratio will be determined by the Calculation Agent (if the Calculation Agent determines in its sole discretion it is capable of making such adjustment) or (otherwise) by an Independent Expert by multiplying the Exercise Ratio applicable before the start of the contemplated Transaction by the exchange ratio of the Shares against the shares of the absorbing company or the new company(ies) or the company(ies) resulting from any division or spin-off. These companies will be fully subrogated to the Company’s rights and obligations towards the Holders.

7.	In case of a buyback of the Company of its own Shares (except for buyback made pursuant to Article L. 22-10-62 of the French Commercial Code) at a price higher than the stock exchange price, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio applicable before the buyback and the following ratio:

Share price x (1-Pc%)

Share price – Pc% x Buyback price

For the calculation of this ratio:

-	Share price means the VWAP of the Shares over the period comprising the three last Trading Days preceding the buyback (or the ability of buyback):

-	Pc% means the percentage of total share capital repurchased; and

-	Buyback price means the effective buyback price.

8.	In case of amortization of the share capital of the Company, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio on the date before the start of the contemplated Transaction and of the following ratio:

Value of a Share before amortization

Value of a Share before amortization - amount of the amortization per Share

For the calculation of the ratio, the Share value before amortization will be equal to the VWAP of the Shares over the period comprising the last three Trading Days preceding the Trading Day on which the Shares are first traded ex- amortization.

9.	(a)	In case of a change in the allocation of profits and/or creation of new preferred shares resulting in such modification by the Company, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio before the start of the contemplated Transaction and the following ratio:

Share price before modification

Share price before modification - reduction per Share of the right to profits.

For the calculation of this ratio:

-	the Share price before modification means the VWAP of the Shares over the period comprising the last three Trading Days preceding the date of modification;

-	the reduction by Share on the right to profits will be determined by an Independent Expert and will be submitted to the approval of the Holders’ General Meeting (as defined in Condition 7).

If however these preferred Shares are issued with shareholders’ preferential subscription rights or by free distribution of Warrants to subscribe to such preferred shares, the new Exercise Ratio will be adjusted in accordance to paragraphs 1or 5 above, as applicable.

(b)	in case of creation of preferred shares without a modification in the distribution of profits, the adjustment of the Exercise Ratio that would be necessary will be determined by an Independent Expert.

If the Company were to carry out transactions where an adjustment had not been completed under paragraphs 1 to 9 above, and a later law or regulations require an adjustment, the Company shall undertake such adjustment in accordance with the law or regulations then applicable and the market practice observed in France.

In the event of an adjustment, the new exercise conditions will be brought to the prompt attention of the Holders pursuant to Condition 13 within three (3) Business Days of the effectiveness of the adjustment.

The Company’s Board of Directors will report the calculation and results of any adjustment in the annual report following such adjustment.

(b)	Retroactive Adjustments

If the Record Date for a transaction giving rise to an adjustment of the Exercise Ratio pursuant to Condition 5(a) or Condition 10 occurs prior to the date of issuance of the Warrant Shares required to be delivered pursuant to any exercise of Warrant (and whether such Record Date falls prior to, on or after the Exercise Date), the holder of such Warrant will have no right to participate in, and will have no right to indemnification in respect of, such transaction subject to their right to an adjustment of the Exercise Ratio until the delivery date of the Shares (exclusive) as specified in the next paragraph.

If the Record Date for a transaction giving rise to an adjustment of the Exercise Ratio pursuant to Condition 5(a) or Condition 10 occurs prior to the date of issuance of the Warrant Shares (other than Additional Shares) required to be delivered pursuant to any exercise of Warrant (and whether such Record Date falls prior to, on or after the Exercise Date) in circumstances where the Exercise Ratio in effect as of the relevant Exercise Date does not reflect the relevant adjustment in respect of such transaction, the Company will deliver to the relevant holder of such Warrant such number as determined by the Calculation Agent of additional Shares (the “Additional Shares”), as, together with the number of Warrant Shares required to be delivered based on the Exercise Ratio in effect on the Exercise Date (including for this purpose any fraction of a Share not delivered pursuant to Condition 4), is equal to such number of Shares as would have been required to be delivered had the Exercise Ratio adjusted in respect of such transaction been in effect on such Exercise Date.

The relevant holder of such Warrant will receive delivery of the Additional Shares (i) on or prior to the Exercised Shares Delivery Date or (ii) if the number of Additional Shares could not be determined as determined by the Calculation Agent in time for such delivery to be made on or prior to the Exercised Shares Delivery Date, as soon as practicable after such determination is made.

6.	Form, Title and Transfer of Warrants

The Warrants will be issued in dematerialized form (dématérialisé) and held in pure registered form (au nominatif pur) in the securities account opened in the name of the Holder in the books of the Registrar.

Subject to compliance with any applicable securities laws, the Warrants are freely negotiable and will be detachable upon issuance.

Transfers of the Warrants are subject to any applicable securities laws.

The Warrants shall not be listed on Euronext Paris or on any other stock exchange nor admitted to clearing. The issuance of the Warrants, the issuance of the Warrant Shares upon exercise of the Warrants and the resale of the Warrants or the Warrant Shares by the Holders have not and will not be registered under the Securities Act.

Title to the Warrants held by the Holders will be established and evidenced in accordance with Articles L.211-3 and R.211-1 of the French Monetary and Financial Code by book-entries (inscription en compte). No physical document of title (including certificats représentatifs pursuant to Article R.211-7 of the French Monetary and Financial Code) will be issued in respect of the Warrants.

In accordance with the provisions of Articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code, title to the Warrants shall be evidenced by entries in the books of the Registrar, and transfer of the Warrants may only be effected through registration of the transfer in the Registrar’s books.

7.	Representation of Holders

The Holders will be grouped automatically in a collective group with legal personality (the “Masse”) to defend their common interests.

The Masse will be governed by the provisions of the French Commercial Code (with the exception of the provisions of Article L.228-48 thereof), subject to the following provisions:

The Masse will be a separate legal entity by virtue of Article L.228-103 of the French Commercial Code, acting in part through a representative (the “Representative”) elected by the Holders' General Meeting (as defined hereafter) and in part through a holders’ general meeting (the “Holders’ General Meeting”). In accordance with Articles L. 228-47 and L.228-51 of the French Commercial Code, the Holders’ General Meeting shall be represented by a representative of the Masse. The representative will be appointed by the Holders’ General Meeting.

The Masse alone, to the exclusion of all individual Holders, shall exercise the common rights, actions and benefits which now or in the future may accrue with respect to the Warrants. The Holders’ General Meeting shall be called upon to authorize any changes to the Terms and Conditions and to approve any decision that has an impact on the conditions for subscription of the Warrant Shares determined within the scope of these Terms and Conditions, for the avoidance of doubt, decisions should be approved by the Holders’ General Meeting at the majority provided for in Article L. 228-65 of the French Commercial Code (i.e., two-thirds majority of the votes cast at such meeting). Notwithstanding the foregoing, the Holders can decide to waive a condition precedent provided in Condition 2(b)(i) upon a decision of Holders representing 60% of the aggregate of all Warrants, as detailed in such Condition 2(b)(i).

In accordance with Articles L. 228-59 and R. 228-67 of the French Commercial Code, notice of date, hour, place and agenda of any Holders' General Meeting will be given by way of a press release published by the Company which will also be posted on its website (https://inventivapharma.com) not less than fifteen (15) calendar days prior to the date of such general meeting on first notice, and five (5) calendar days on second notice.

Each Holder has the right to participate in a Holders' General Meeting in person, by proxy, by correspondence and, in accordance with Article L. 228-61 of the French Commercial Code by any other means of telecommunication allowing the identification of participating Holders.

Decisions of the Holders' General Meetings once approved will be published by way of a press release posted by the Company on its website (https://inventivapharma.com).

8.	Calculation Agent, Independent Expert

The Company has appointed Conv-Ex Advisors Limited as calculation agent (the “Calculation Agent”).

The Company reserves the right at any time to modify or terminate the appointment of the Calculation Agent and/or appoint a substitute Calculation Agent or approve any change in the office through which such agent acts, provided that, so long as any Warrant is outstanding, there will at all times be a Calculation Agent.

The Calculation Agent is acting exclusively as an agent for, and upon request from, the Company. Neither the Calculation Agent (acting in such capacity) nor any Independent Expert appointed in connection with the Warrants (acting in such capacity), shall have any relationship of agency or trust with, nor shall the Calculation Agent (acting in such capacity) nor any Independent Expert appointed as aforesaid (to the fullest extent permissible by law) shall be liable nor shall they incur any liability as against, the Holders, the Representative and (in the case of adjustments, calculations and determinations performed by an Independent Expert) the Calculation Agent.

The Calculation Agent may, subject to the provisions of the calculation agency agreement to be entered into between the Company and the Calculation Agent at the latest on the Issue Date, consult on any matter (including but not limited to, any legal matter), with any legal or other professional adviser and it shall be able to rely upon, and it shall not be liable and shall incur no liability as against the Company, the Representative or the Holders in respect of anything done, or omitted to be done, relating to that matter in good faith in accordance with that adviser’s opinion.

If any doubt shall arise as to whether an adjustment is to be made to the Exercise Ratio or as to the appropriate adjustment to the Exercise Ratio, or as to any determination specified to be made by the Calculation Agent in these Terms and Conditions, and following consultation between the Company and the Calculation Agent, an Independent Expert (which may not be the Calculation Agent) may be appointed by the Company, at its own expense, and shall be so appointed by the Company (and will also be so appointed by the Company upon the request of the Representative on behalf of a Holder and in case of absence of such Representative, upon the request of such Holder); the Independent Expert will be in charge of delivering a written opinion in respect of such adjustment or determination and shall be conclusive and binding on the Company, the Holders, the Registrar and the Calculation Agent, save in the case of willful default, bad faith or manifest error.

9.	Suspension of the ability to exercise the Warrants

In case of a capital increase, absorption, merger, spin-off or issue of new Shares or securities giving access to the share capital, or any other financial transaction involving a preferential subscription right or reserving a priority subscription period for the benefit of the Company's shareholders, the Company will be entitled to suspend the exercise of the Warrants for a period that may not exceed three months or any other period set by the applicable regulations. Notwithstanding anything contained herein, in the case of a suspension under this Condition 9, the Exercise Period shall be automatically extended for the same duration as the period of suspension. The Company's decision to suspend the ability to exercise the Warrants will be published (to the extent that such publication is required under French law or any other form of communication compliant with applicable regulations) in the Bulletin des annonces légales obligatoires. This notice will be published at least seven (7) calendar days (so long as required by French law) before the suspension becomes effective and will indicate the dates on which the suspension exercise of the Warrants will begin and end. At the same time, this information will also be the object of a notice published by the Company pursuant to Condition 13 and (if the rules of Trading Market so require) a notice published by the Trading Market.

10.	Modification of the rules for profit distribution, capital amortization, modification of the legal form or corporate purpose of the Company – reduction of the Company’s share capital due to losses

Pursuant to the provisions of Article L. 228-98 of the French Commercial Code and to the extent not already covered by the provisions of Condition 5(a):

(i)	the Company may modify its form or corporate purpose without the approval of the Holders’ General Meeting;

(ii)	the Company may, without requesting the approval of the Holders’ General Meeting, amortize its share capital, modify the allocation of its profits or issue preferred shares, as long as there are outstanding/unexercised Warrants, provided that it has taken the necessary measures to preserve the rights of the Holders (see Condition 5 above);

(iii)	in case of a reduction in the Company's share capital motivated by losses and carried out by reducing the nominal amount or the number of Shares making up the share capital, the rights of the Holders will be reduced accordingly, as if they had exercised the Warrants before the date on which the capital reduction became effective. In case of a reduction in the Company's Share capital by reducing the number of shares, the new Exercise Ratio will be determined by the Calculation Agent and will be equal to the product of the Exercise Ratio in force before the reduction in the number of Shares and the ratio of the number of shares outstanding to the number of shares and the following ratio:

Number of Shares forming the share capital after the transaction

Number of Shares forming the share capital before the transaction

11.	New issues and assimilation

The Company may not, unless it requires the consent of the Holders’ General Meeting, issue other warrants fungible with (assimilable) the Warrants. To the extent that these similar (assimilable) warrants and the Warrants will confer identical rights in all respects and that the terms and conditions of those warrants are identical to these of the Warrants, the Holders and the holders of those warrants will be regrouped in a single masse for the defense of their common interests.

12.	Absence of restriction in the Company’s bylaws on the free negotiability of the Warrants and the Warrant Shares to be issued upon exercise

Nothing in the Company’s by-laws’ provisions restricts the free negotiability of the Warrants and the Warrant Shares.

13.	Notices

Any notice to the Holders shall be deemed to be duly given if it has been made available to the Holders on the website of the Company (https://inventivapharma.com).

14.	Taxes

The Company shall pay any and all documentary, stamp, transfer and other similar taxes which may be payable under French laws with respect to the issue and delivery of Warrant Shares upon exercise of the Warrants.

15.	Successor and Assigns

These Terms and Conditions shall be binding upon and inure to the benefit of the Holders and their assigns, and shall be binding upon any entity succeeding to the Company by consolidation, merger or acquisition of all or substantially all of the Company’s assets. The Company may not assign the Warrants or any rights or obligations hereunder without the prior written consent of each Holder.

16.	Third Party Rights

These Warrants confer no right on any person other than the Holder thereof to enforce any of these Terms and Conditions or any other term of these Warrants.

17.	Governing Law

These Terms and Conditions shall be interpreted, governed by and construed in accordance with the law of France.

Any suit, action or proceeding arising out of or based upon the Warrants or the transactions contemplated by these Terms and Conditions will be submitted to the exclusive jurisdiction of the Paris court of economic activities (Tribunal des activités économiques de Paris), and, to the extent permitted by law, the Company and the Holders irrevocably waive any objection it may now or hereafter have to personal jurisdiction the laying of venue of any such suit, action or proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Appendix A

Form of Exercise Notice

To: [Registrar]

Attention: [●]

Copy to: Company

Attention: Frederic Cren ([•]) / Jean Volatier ([•])

EXERCISE NOTICE

Reference is made to the Warrants, issued on [_], 2025, by Inventiva S.A., a société anonyme organized under the laws of France and registered with the Register of Commerce and Companies (Registre du Commerce et des Sociétés) of Dijon under number 537 530 255, and having its registered office at 50, rue de Dijon, 21121 Daix, France (the “Company”).

Unless otherwise expressly defined herein, the terms in this Exercise Notice shall have the meaning set forth in the Terms and Conditions of the Warrants.

The undersigned, [●], residing [●], having a full knowledge of the Company’s by-laws and the Terms and Conditions of the Warrants benefitting from the cancellation of the preferential subscription right, and, in accordance with and pursuant to the terms of the Warrants, it being understood and agreed that one Warrant is exercisable for such number of Shares as is determined in accordance with Condition 4 based on the Exercise Ratio in effect on the Exercise Date, the undersigned hereby elects to exercise [LETTERS] ([NUMBERS]) Warrant out of the ___________________ Warrant held by the undersigned.

As a result of the above, the undersigned:

-	hereby subscribes to the number of Warrant Shares calculated in accordance with the Conditions in respect of this exercise (the “Exercised Shares”),

-	pays in whole and immediately an Aggregate Exercise Price (as defined in Condition 2(b)) amounting to €[LETTERS] (€[NUMBERS])[2] by wire transfer of immediately available funds in Euros to on the account number [●] open in the name of the Company at Registrar, bank code [●], guichet code [●], RIB key [●], Swift [●], IBAN [●] of the corresponding amount;

Pursuant to Condition 2(e), on the Exercised Shares Delivery Date, the Exercised Shares will be credited3:

(i)	to the undersigned’s securities account opened in the name of the undersigned with the Registrar, or

(ii)	to the following undersigned’s securities account [●].

Subscription Date:

Name:

By:	[4]

Name:

Title:

Dated:

2 Per the definition thereof, the Aggregate Exercise Price is equal to the product of:

(C) Euro [●] (being the Exercise Price per Warrant divided by the Exercise Ratio in effect as of the date hereof); and

(D) the number of Warrant being exercised pursuant to this Exercise Notice.

3 Please modify according to your choice.

4 Please insert the following handwritten note above the signature ”Valid for the subscription of [●] ([●]) Exercised Shares”.

Appendix B

Form of acknowledgement by the Registrar

To: [Holder]

Attention: [●]

Copy to: Company

Attention: Frederic Cren ([•]) / Jean Volatier ([•])

The Registrar hereby acknowledges this Exercise Notice attached hereto.

Date:

By:

Name:

Title: